BRYN MAWR BANK CORPORATION

ANNUAL REPORT 2006


Mawr

ANNUAL MEETING
The Annual Meeting of Shareholders of Bryn Mawr Bank Corporation will be held in The Gregg Conference Center at The American College, Bryn Mawr, Pennsylvania, on Wednesday, April 25, 2007, at 9:00 a.m.

STOCK LISTING
Bryn Mawr Bank Corporation common stock is traded over-the-counter and is listed on the NASDAQ Global Market System under the symbol BMTC.

FORM 10-K
A copy of the Corporation's Form 10-K, including financial statement schedules as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Robert J. Ricciardi, Secretary, Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, or via e-mail to bricciardi@bmtc.com.

EQUAL EMPLOYMENT OPPORTUNITY
The Corporation continues its commitment to equal opportunity employment and does not discriminate against minorities or women with respect to recruitment, hiring, training, or promotion. It is the policy of the Corporation to comply voluntarily with the practices of Affirmative Action.





Bryn Mawr Trust has been an independent, local bank and trust company for over a century. We are truly community bankers, dedicated to making the Philadelphia area a better place for residents and businesses.



"During the past six years, we have made a lot of progress. We have built three new banking offices and increased our banking assets almost two-fold. Our growth rate, which was under 4% in the decade of the 90's, is now in double digits. Our Wealth Management assets in the past few years have grown from $1.5 billion to over $2.5 billion."

Ted Peters
Chairman and Chief Executive Officer

Dear Fellow Shareholders

It's always a pleasure to write to you, but especially so this year after our terrific performance in 2006. Our earnings were up 12% over 2005, despite spending hundreds of thousands of dollars later in the year on new initiatives designed to bolster our future profitability.

Our excellent key financial ratios, including our return-on-assets and return-on-equity figures, place us among the top performing banks in the nation.

Let's start by re-capping our initiatives and accomplishments for this past year.

- We started an equipment leasing company in September that is national in scope. Our initial results are exceeding projections and we hope to reach breakeven status by the third-quarter of this year. Jim Zelinskie, a seasoned leasing executive, heads this new company.
- In October, we opened a Loan Production Office in West Chester, the county seat of one of the fastest growing counties in Pennsylvania. Staffing this office are Dave Glarner and Pete D'Angelo, two very experienced and well-known Chester County business lenders.
- We completed the construction of our new Ardmore Office and opened for business there just after the first of this year. It is a stunning building and we are excited about our future in that community. The early results from this new branch are encouraging.
- Our two other recently opened new branches—Newtown Square and Exton—are both exceeding their original deposit and loan projections. Both these offices fit into our strategy of building large, full-service offices in prime (although expensive!) locations.

- Net Interest Income shows a 6.4% increase in 2006.
- Average loans increased 9.3% in 2006.
- 2006 Wealth Management assets up 11.9%.

- We hired Matt Waschull, a top executive at one of our larger competitors, to head up our Wealth Management Division. Matt is what I would call a "real pro" and I'm sure he will lead this successful division to even greater heights.

Now let's talk about our new initiatives for 2007!

- Our Wealth Management Division will be adding an "open-platform, separately-managed" account product. This will become our primary process for handling new investment management clients and those existing clients that we can appropriately migrate over to this product.
- We are currently forming a Private Banking Group that will handle the deposit, lending, investment, and other financial needs of our most affluent clients.
- During 2007, we will be building a large regional banking office in West Chester. This office will house a business lending unit and an investment management department, as well as a regular full-service retail banking office. This facility is scheduled to open early in 2008.
- We are introducing a new product this year for our business clients called "EZ Banking." EZ Banking will allow clients to process deposits right at their place of business and then transfer these deposits electronically to the Bank.

During the past six years, we have made a lot of progress. We have built three new banking offices and increased our banking assets almost two-fold. Our growth rate, which was under 4% in the decade of the 90's, is now in double digits. Our Wealth Management assets in the past few years have grown from $1.5 billion to over $2.5 billion.

With all this good news, though, there are clear challenges to Bryn Mawr Trust and the entire banking industry. The flat yield curve and fierce competition for deposits have put intense pressure on our net interest margins, a prime component of our profitability. Greatly increased regulatory burdens, especially parts of the Sarbanes-Oxley legislation, are costing all financial institutions large sums of money to comply.

However, I can assure you that we will continue to work hard to earn your trust and support as shareholders, as well as to maintain our strong growth and profitability.

Sincerely,

Ted Peters

Ted Peters
Chairman and Chief Executive Officer

Consolidated Financial Highlights

$ in thousands, except per share data

FOR THE YEAR	2006	2005	CHANGE	
Net interest income	$ 33,299	$ 31,308	$ 1,991	6.4 %
Net interest income after loan and lease loss provision	32,467	30,546	1,921	6.3
Non-interest income	18,361	18,305	56	0.3
Non-interest expenses	31,423	31,573	(150)	(0.5)
Income taxes	6,689	5,928	761	12.8
Net income	12,716	11,350	1,366	12.0
AT YEAR-END				
Total assets	$ 826,660	$ 727,226	$ 99,434	13.7 %
Portfolio loans and leases	681,291	595,165	86,126	14.5
Total deposits	714,489	636,260	78,229	12.3
Shareholders' equity	82,383	77,513	4,870	6.3
Wealth assets under management and administration	2,514,824	2,247,630	267,194	11.9
PER COMMON SHARE				
Basic earnings	$ 1.48	$ 1.33	$ 0.15	11.3 %
Diluted earnings	1.46	1.31	0.15	11.5
Dividends declared	0.46	0.42	0.04	9.5
Book value	9.62	9.06	0.56	6.2
Closing price	23.64	21.66	1.98	9.1
SELECTED RATIOS				
Return on average assets	1.72 %	1.66 %		
Return on average shareholders' equity	15.65	15.44		
Tax equivalent net interest margin	4.90	5.05		
Efficiency ratio	60.83	63.64		

Our Vision

To be the pre-eminent community bank and
wealth management organization in the Philadelphia area.


Total Assets
$ in millions
$1000
800
600
400
200
02
03
04
05
06


Portfolio Loans and Leases
$ in millions
$800
600
400
200
02
03
04
05
06


Total Deposits
$ in millions
$800
600
400
200
02
03
04
05
06


Net Income from Continuing Operations
$ in millions
$15
12
9
6
02
03
04
05
06


Diluted Earnings Per Share from Continuing Operations
$1.50
1.00
0.50
02
03
04
05
06


Assets Under Management and Administration
$ in billions
$3.0
2.5
2.0
1.5
1.0
02
03
04
05
06

Our Mission

- To operate the Corporation and its subsidiaries in a sound and ethical manner.
- To provide our shareholders with a return on their investment, superior to comparative bank stock indices.
- To provide the highest quality products and the finest service to our clients.
- To be an active and contributing member of the communities we serve.
- To provide a working environment for our employees that is supportive, challenging, positive and fair.

Geoffrey L. Halberstadt, Senior Vice President and Risk Management Officer and Robert J. Ricciardi, Executive Vice President and Chief Credit Policy Officer



Our Value Proposition

- At Bryn Mawr Trust we have only the highest quality banking and investment services. Our staff consists of well-trained professionals who understand that friendly and prompt service is of the utmost importance to our clients.
- All clients have access to senior management, including the President.
- Bryn Mawr Trust has been an independent local bank and trust company for over a century. We are truly community bankers, dedicated to making the Philadelphia area a better place for residents and businesses.

Alison E. Gers, Executive Vice President, Retail Banking, and J. Duncan Smith, Executive Vice President and Chief Financial Officer



Our Core Strategies

- Continue to expand the Bank's footprint. Open a Chester County regional office to include Wealth and Commercial Lending staff.
- Concentrate on our four competencies—Wealth, Business Banking, "High Touch" Retail Banking, and Mortgage Banking.
- Increase loans and deposits 8 – 12% per year. Maximize net interest margin.
- Obsession with client service. Constant emphasis and monitoring by all levels of management.
- Build an aggressive sales culture. Expand and enhance the Share-the-Client program. Continue to develop incentive compensation programs that emphasize new business development.
- Maintain a close control on expenses.

Commercial Banking's Senior Vice President and Senior Relationship Manager Martin J. Gallagher, Jr., Senior Vice Presidents David W. Glarner and Peter J. D'Angelo, and Joseph G. Keefer, Executive Vice President and Chief Lending Officer



Year in Review

The year 2006 was notable for the establishment of initiatives designed for the betterment of the interests of shareholders, clients and the residents and businesses in the communities within our market area.

INITIATIVES UNDERTAKEN FOR THE BENEFIT OF CURRENT AND POTENTIAL SHAREHOLDERS

In April, the Corporation established quarterly earnings conference calls as an integral part of our quarterly earnings process. During these calls, management reviews the quarter's financial results in detail, discusses strategic direction and provides participants the opportunity to ask questions and provide feedback. Chairman Ted Peters and CFO Duncan Smith regularly participate in these calls, which are broadcast live on our web site and archived there as well.

Throughout the year 2006, Bryn Mawr Bank Corporation was represented at several investors' conferences. Ted Peters and Duncan Smith presented at the following: The Keefe, Bruyette & Woods 2006 Honor Roll and Seventh Annual Community Bank Conference; The RBC Capital Markets 2006 Financial institutions Conference; and The Ryan Beck & Co. Financial Investors Conference.

PROVIDING STATE-OF-THE-ART FACILITIES FOR CLIENTS

On May 1st, ground was broken for a new branch office at the corner of West Lancaster and Ardmore Avenues in Ardmore. Officiating at the ceremony were Ted Peters, Maryam W. Phillips, Lower Merion Township Commissioner, and Bryn Mawr Bank Corporation Board Member Wendell F. Holland. Representing the project's architectural and construction firms were Lee A. Casaccio, CEO, Casaccio Architects and David E. Panichi, Chairman & CEO, TN Ward Company Builders.



BMT Leasing's Vice President Paul G. Wesolowski, Senior Vice President J. Timothy Westburg, and President James A. Zelinskie, Jr.

On June 23rd, The Bryn Mawr Trust Company announced that it had entered into an agreement to lease a property at Turner Square, at the intersection of Paoli Pike and Turner Lane, West Chester, PA. This will be our third branch in Chester County and is a continuation of our growth strategy to establish a presence in newer markets with a high concentration of businesses. In addition to serving as a full-service retail banking branch, this facility will house our Chester County Loan Production Office and designated Wealth Management professionals.

In October, to help us establish an early foothold, we opened a Loan Production Office in West Chester. There, Senior Vice Presidents Peter J. D'Angelo and David W. Glarner, two very experienced and well-known Chester County business lenders, will spearhead Bryn Mawr Trust's Business Banking initiative in Chester County.

The Ardmore Office opened in early January of 2007. The 3,000 square foot building reflects the stately appearance of the Corporation's home office in Bryn Mawr. The architecture beautifully adds to and complements Ardmore's streetscape. The building's dedication ceremony was held on January 15th, the day before the office was open for business. It was dedicated to former Assistant Vice President of Member Banking and long-time Ardmore resident Harold J. Thompson. Mr. Thompson, who retired in



Wealth Management's Senior Vice President Karen A. Fahrner and Executive Vice President Matthew G. Waschull

July after more than 41 years of service, is an influential figure on the Main Line, especially in the religious music communities. The dedication ceremony was presided over by Wendell F. Holland, Chairman of the Pennsylvania Public Utility Commission and Bryn Mawr Bank Corporation Board Member.

COMMUNITY DEVELOPMENT EFFORTS

In August, Bryn Mawr Trust provided the financing for a $775,000 note to The Montgomery County Redevelopment Authority: Ardmore Crossing Tax Increment Financing (TIF) District and Homebuyers' Subsidy Program. The TIF project provides funding assistance to lower/moderate income homebuyers to help offset the cost of the acquisition of five condominium units in Ardmore Crossing. Bryn Mawr Trust is also providing the financing for these home purchase loans. Ardmore Crossing is an approximately 4.3 acre site that formerly housed the PECO Ardmore Service Building. The property was vacant for approximately six years and its industrial character had long been inconsistent and incompatible with the residential nature of the surrounding area.

Bryn Mawr Trust's application to participate in the Commonwealth of Pennsylvania's Educational Improvement Tax Credits Program was approved in August. As a result,

24 local schools received a total of $200,000 in grants from Bryn Mawr Trust for the purpose of supporting the scholarship programs set up by these educational organizations.

Bryn Mawr Trust is the presenting sponsor of an exciting event, *First Friday, a Main Line ARTitude* which takes place on the first Friday of each month, beginning with October 6, 2006. The purpose of this endeavor is to bring arts and cultural events to the communities of Ardmore, Haverford, and Bryn Mawr. There are art exhibitions at businesses and community organizations throughout these communities. Special menus are provided by participating restaurants. Two free trolleys provide transportation along a Lancaster Avenue loop.

NEW SUBSIDIARY FORMED

In September, Bryn Mawr Bank Corporation announced the formation of BMT Leasing, Inc., a wholly-owned subsidiary of the Bank engaging in small-ticket equipment leasing ($5,000 to $150,000) on a local, regional and national level. The principals of BMT Leasing—James A. Zelinskie, Jr., President; J. Timothy Westburg, Senior Vice President; and Paul Wesolowski, Controller—bring with them more than 50 years leasing experience serving clients and vendors on a national level.

WEALTH MANAGEMENT PROFESSIONALS CONTINUE TO GAIN PROMINENCE IN THE FINANCIAL INDUSTRY

Wealth Management's Senior Vice President Karen A. Fahrner was honored at the 9th Annual Women of Distinction Banquet held in December, 2006. The event is held under the auspices of the Philadelphia Business Journal and the National Association of Women Business Owners in order to recognize 25 of the region's most dynamic women, who are making headlines in their professional field and in the community.

During 2006, Bryn Mawr Trust wealth management professionals continued to be sought after for their opinions on current and future market conditions. They have been seen on CNBC, Bloomberg TV and CN8 Money Matters, heard on Bloomberg Radio and KYW Radio 1060 and quoted in Better Investing Magazine, Smart Money, and US News and World Report.

The Wealth Management Division has always felt that it is important to provide a forum for local professionals to broaden their awareness of issues that may directly or indirectly impact their practices. We believe that providing these opportunities add to their knowledge base while also providing continuing education credits. Seven of these sessions were held in 2006, including an all day seminar held in conjunction with The Brain Injury Association of Pennsylvania concerning Brain Injury Litigation and Estate Planning.

In early February of 2007, Bryn Mawr Trust welcomed the arrival of Matthew G. Waschull, CTFA, as Executive Vice President. He assumed overall leadership responsibility for the Wealth Management Division. He has over 23 years experience in the wealth management industry.

CORPORATE GOVERNANCE

Adherence to ever-increasing government regulations and requirements is extremely critical for all financial institutions. Lead Director of the Board, Francis J. Leto has been working closely with Chairman Ted Peters to keep the corporation up-to-date on various governance and compliance issues.



Board Member Francis J. Leto and Chairman & CEO Ted Peters

Corporate Information

CORPORATE HEADQUARTERS
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010
610-525-1700
www.bmtc.com

DIRECTORS

Andrea F. Gilbert
President, Bryn Mawr Hospital

Wendell F. Holland
Chairman, Pennsylvania Public Utilities Commission

Scott M. Jenkins
President, S.M. Jenkins & Co.

David E. Lees
Senior Partner, myCIO Wealth Partners, LLC

Francis J. Leto
Attorney-at-law, Brett Senior & Associates;
President, Brandywine Abstract Company, L.P.

Britton H. Murdoch
CEO, City Line Motors;
Managing Director, Strattech Partners

Frederick C. "Ted" Peters II
Chairman, President and Chief Executive Officer, Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company

B. Loyall Taylor, Jr.
President, Taylor Gifts, Inc.

Nancy J. Vickers
President, Bryn Mawr College

Thomas A. Williams
Retired

MARKET MAKERS
Boenning & Scattergood, Inc.
Citigroup Global Markets, Inc.
Ferris Baker Watts, Inc.
Janney Montgomery LLC
Keefe, Bruyette & Woods, Inc.
Knight Equity Markets, L.P.
Lehman Brothers, Inc.
Maxim Group LLC
McConnell Budd & Downes
Morgan Stanley & Co., Inc.
Ryan Beck & Co., Inc.
Sandler O'Neill & Partners
UBS Securities LLC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
1601 Market Street
Philadelphia, Pennsylvania 19103

REGISTRAR & TRANSFER AGENT
Mellon Investor Services LLC
PO Box 3315
South Hackensack, New Jersey 07606
www.mellon-investor.com

PRINCIPAL SUBSIDIARY
The Bryn Mawr Trust Company
A Subsidiary of Bryn Mawr Bank Corporation

EXECUTIVE MANAGEMENT

Frederick C. "Ted" Peters II*
Chairman, President and Chief Executive Officer

Alison E. Gers
Executive Vice President, Retail Banking, Central Sales, Marketing, Information Systems & Operations

Joseph G. Keefer
Executive Vice President and Chief Lending Officer

Robert J. Ricciardi*
Executive Vice President, Chief Credit Policy Officer and Corporate Secretary

J. Duncan Smith*
Executive Vice President and Chief Financial Officer

Matthew G. Waschull
Executive Vice President, Wealth Management

**Also officer of the Corporation*

BRANCH OFFICES

50 West Lancaster Avenue
Ardmore, Pennsylvania 19003

801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010

237 North Pottstown Pike
Exton, Pennsylvania 19341

18 West Eagle Road
Havertown, Pennsylvania 19083

3601 West Chester Pike
Newtown Square, Pennsylvania 19073

39 West Lancaster Avenue
Paoli, Pennsylvania 19301

330 East Lancaster Avenue
Wayne, Pennsylvania 19087

One Tower Bridge
West Conshohocken, Pennsylvania 19428

WEALTH MANAGEMENT DIVISION
10 South Bryn Mawr Avenue
Bryn Mawr, Pennsylvania 19010

LIMITED SERVICE OFFICES

Beaumont at Bryn Mawr Retirement Community
Bryn Mawr, Pennsylvania 19010

Bellingham Retirement Living
West Chester, Pennsylvania

Martins Run Life Care Community
Media, Pennsylvania

Rosemont Presbyterian Village
Rosemont, Pennsylvania

The Quadrangle
Haverford, Pennsylvania

Waverly Heights
Gladwyne, Pennsylvania

White Horse Village
Newtown Square, Pennsylvania 19073

OTHER SUBSIDIARIES AND FINANCIAL SERVICES

BMT Leasing, Inc.
A Subsidiary of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Joseph G. Keefer, Chairman
James A. Zelinskie, Jr., President

BMT Mortgage Company
A Division of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Myron H. Headen, President

BMT Mortgage Services, Inc.
A Subsidiary of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Joseph G. Keefer, Chairman
Myron H. Headen, President

BMT Retirement Services
A Division of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Gilbert B. Mateer, President

BMT Settlement Services, Inc.
A Subsidiary of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Joseph G. Keefer, Chairman
Myron H. Headen, President

Insurance Counsellors of Bryn Mawr, Inc.
A Subsidiary of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Thomas F. Drennan, President

LEGAL COUNSEL
McElroy, Deutsch, Mulvaney & Carpenter, LLP
One Penn Center at Suburban Station
1617 John F. Kennedy Boulevard
Suite 1500
Philadelphia, Pennsylvania 19103

BRYN MAWR BANK CORPORATION

ANNUAL REPORT 2006



Selected Financial Data

For the years ended December 31,	2006	2005	2004	2003	2002
	(dollars in thousands, except per share data)				
Interest income	**$ 45,906**	$ 37,908	$ 31,347	$ 29,228	$ 29,347
Interest expense	**12,607**	6,600	4,553	4,330	4,484
Net interest income	**33,299**	31,308	26,794	24,898	24,863
Provision for loan and lease losses	**832**	762	900	750	1,000
Net interest income after provision for loan and lease losses	**32,467**	30,546	25,894	24,148	23,863
Non-interest income	**18,361**	18,305	19,828	26,610	23,964
Non-interest expense	**31,423**	31,573	31,625	33,437	31,642
Income before income taxes and discontinued operations	**19,405**	17,278	14,097	17,321	16,185
Applicable income taxes	**6,689**	5,928	4,752	6,049	5,543
Income from continuing operations	**12,716**	11,350	9,345	11,272	10,642
Loss from discontinued operations	**—**	—	—	(1,916)	(435)
Net Income	**$ 12,716**	$ 11,350	$ 9,345	$ 9,356	$ 10,207
Per share data:					
Earnings per common share from continuing operations:					
Basic	**$ 1.48**	$ 1.33	$ 1.09	$ 1.30	$ 1.22
Diluted	**$ 1.46**	$ 1.31	$ 1.07	$ 1.29	$ 1.21
Earnings per common share:					
Basic	**$ 1.48**	$ 1.33	$ 1.09	$ 1.08	$ 1.17
Diluted	**$ 1.46**	$ 1.31	$ 1.07	$ 1.07	$ 1.16
Dividends declared per share	**$ .46**	$ .42	$ 0.40	$ 0.40	$ 0.38
Weighted-average shares outstanding	**8,578,050**	8,563,027	8,610,171	8,657,527	8,706,390
Dilutive potential common shares	**113,579**	101,200	110,854	103,107	84,606
Weighted-average dilutive shares	**8,691,629**	8,664,227	8,721,025	8,760,634	8,790,996
Selected financial ratios:					
Tax equivalent net interest margin	**4.90%**	5.05%	4.60%	4.85%	5.50%
Net income/average total assets ("ROA")	**1.72%**	1.66%	1.45%	1.98%	2.01%
Net income/average shareholders' equity ("ROE")	**15.65%**	15.44%	13.67%	17.76%	17.26%
Average shareholders' equity to average total assets	**10.97%**	10.76%	10.64%	11.13%	11.67%
Dividends declared per share to net income per basic common share	**31.08%**	31.58%	36.70%	37.04%	32.48%

At December 31,	2006	2005	2004	2003	2002
Total assets	**$ 826,660**	$ 727,226	$ 682,946	$ 604,848	$ 577,242
Earning assets	**733,781**	664,073	627,258	546,500	518,617
Portfolio loans and leases	**681,291**	595,165	555,889	498,726	438,949
Deposits	**714,489**	636,260	600,965	527,139	483,620
Shareholders' equity	**82,383**	77,513	71,238	67,382	62,607
Ratio of equity to assets	**9.97%**	10.66%	10.43%	11.14%	10.85%
Loans serviced for others	**$ 382,141**	$ 417,649	$ 507,421	$ 797,326	$ 631,105
Wealth assets under management & administration	**2,514,824**	2,247,630	1,938,186	1,751,875	1,551,283
Book value per share	**9.62**	9.06	8.29	7.77	7.21
Allowance as a percentage of portfolio loans and leases	**1.19%**	1.24%	1.23%	1.34%	1.39%
Efficiency ratio*	**60.83%**	63.64%	67.83%	64.92%	64.80%

* *Efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income and non-interest income.*

Note - Prior periods reclassified for comparative purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Cautionary Notice Regarding Forward Looking Statements

Certain of the statements contained in this report and the documents incorporated by reference herein, may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and may involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include statements with respect to the Corporation's financial goals, business plans, business prospects, credit quality, credit risk, reserve adequacy, liquidity, origination and sale of residential mortgage loans, impairment of goodwill, the effect of changes in accounting standards, and market and pricing trends. The words "anticipate," "believe", "estimate", "expect", "intended," "plan," "may", "seek" and similar expressions are intended to identify such forward-looking statements. The Corporation's actual results may differ materially from the results anticipated by the forward-looking statement due to a variety of factors, including *without limitation:*

- the effect of future economic conditions on the Corporation and its customers, including economic factors which affect consumer confidence in the securities markets, wealth creation, investment and savings patterns, and the Corporation's interest rate risk exposure and credit risk;
- changes in the securities markets with respect to the market values of financial assets and the stability of particular securities markets;
- governmental monetary and fiscal policies, as well as legislation and regulatory changes;
- changes in accounting requirements or interpretations;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the value of loan collateral and securities, as well as interest rate risk;
- the effects of competition from other commercial banks, thrifts, mortgage companies, finance companies, credit unions, securities brokerage firms, insurance companies, money-market and mutual funds and other institutions operating in the Corporation's trade market area and elsewhere including institutions operating locally, regionally, nationally and internationally together with such competitors offering banking products and services by mail, telephone, computer and the Internet;
- any extraordinary event (such as the September 11, 2001 events, the war on terrorism and the U.S. Government's response to those events including the war in Iraq);
- the Corporation's success in continuing to generate new business in its existing markets, as well as its success in identifying and penetrating targeted markets and generating a profit in those markets in a reasonable time;
- the Corporation's ability to continue to generate investment results for customers and the ability to continue to develop investment products in a manner that meets customer's needs;
- the Corporation's timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;
- the Corporation's ability to originate, sell and service residential mortgage loans;
- the accuracy of assumptions underlying the establishment of reserves for loan losses and estimates in the value of collateral, the market value of mortgage servicing rights and various financial assets and liabilities;
- technological changes being more difficult or expensive than anticipated;
- the Corporation's success in managing the risks involved in the foregoing.

All written or oral forward-looking statements attributed to the corporation are expressly qualified in their entirety by use of the foregoing cautionary statements. All forward-looking statements included in this report are based upon information presently available, and the corporation assumes no obligation to update any forward-looking statement.

Brief History of the Corporation

The Bryn Mawr Trust Company (the "Bank") received its Pennsylvania banking charter in 1889 and is a member of the Federal Reserve System. In 1986, Bryn Mawr Bank Corporation (the "Corporation") was formed and on January 2, 1987, the Bank became a wholly-owned subsidiary of the Corporation. The Bank and Corporation are headquartered in Bryn Mawr, PA, a western suburb of Philadelphia, PA. The Corporation and its subsidiaries offer a full range of personal and business banking services, consumer and commercial loans, equipment leasing, mortgages, insurance and wealth management services, including investment management, trust and estate administration, retirement planning, custody services, and tax planning and preparation from eight full-service branches and seven limited-hour retirement community offices throughout Montgomery, Delaware and Chester counties. The Corporation trades on the NASDAQ Global Market under the symbol BMTC.

The goal of the Corporation is to become the preeminent community bank and wealth management organization in the Philadelphia area.

The Corporation operates in a highly competitive market area that includes local, national and regional banks as competitors along with savings banks, credit unions, insurance companies, trust companies, registered investment advisors and mutual fund families. The Corporation and its subsidiaries are regulated by many regulatory agencies including the SEC, NASD, FDIC, the Federal Reserve and the Pennsylvania Department of Banking.

Results of Operations

The following is Management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for the Corporation. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. Current performance does not guarantee, and may not be indicative of similar performance in the future.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Corporation and its subsidiaries conform with accounting principles generally accepted in the United States of America applicable to the financial services industry (Generally Accepted Accounting Principles "GAAP"). All significant inter-company transactions are eliminated in consolidation and certain reclassifications are made when necessary to conform the previous year's financial statements to the current year's presentation. In preparing the consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods presented. Therefore, actual results could differ from these estimates.

The allowance for loan and lease losses involves a higher degree of judgment and complexity than other significant accounting policies. The allowance for loan and lease losses is calculated with the objective of maintaining a reserve level believed by Management to be sufficient to absorb estimated probable credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, expected loan commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses on consumer loans and residential mortgages and general amounts for historical loss experience. The process also considers economic conditions, international events, and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from Management estimates, additional provisions for loan and lease losses may be required that would adversely impact earnings in future periods.

Other significant accounting policies are presented in Note 1 in the accompanying financial statements. The Corporation's Summary of Significant Accounting Policies has not substantively changed any aspect of its overall approach in the application of the foregoing policies. There have been no material changes in assumptions or estimation techniques utilized as compared to prior periods.

Executive Overview

2006 Compared to 2005

Bryn Mawr Bank Corporation reported net income for year ended December 31, 2006 of $12.716 million, an increase of 12.0% or $1.366 million, compared to $11.350 million in 2005. Diluted earnings per share for the year ended December 31, 2006, were $1.46, an increase of $0.15 or 11.5%, compared with $1.31 in 2005. Return on average equity ("ROE") and return on average assets ("ROA") for 2006 were 15.65% and 1.72%, respectively. ROE was 15.44% and ROA was 1.66% for 2005. Management is pleased with the strong results during the year, especially considering the difficult interest rate environment and the costs associated with starting a leasing company, opening a loan production office and the new Ardmore branch.

The major factor contributing to the increase in earnings for the full-year 2006 compared to the full-year 2005 was a $2.091 million or 6.6% increase in the Corporation's tax equivalent net interest income to $33.655 million from $31.564 million in 2005, principally loan volume driven, despite a decrease in the tax equivalent net interest margin of 15 basis points to 4.90% in 2006 from 5.05% in 2005. Also contributing to the increase in earnings was a nominal decrease in overall non-interest expense of $150 thousand as total non-interest expenses were $31.423 million. Additionally, fees for Wealth Management services increased 7.7% or $883 thousand to $12.422 million in 2006 versus $11.539 million in 2005, partially offsetting declines in residential mortgage-related revenues.

Asset quality remains strong with non-performing assets of $0.8 million at December 31, 2006, which represent 0.10% of total assets. While the allowance for loan and lease losses ("allowance") increased to $8.122 million at December 31, 2006 from $7.402 million at December 31, 2005, the allowance as a percentage of portfolio loans decreased to 1.19% from 1.24% over the same time period. The decrease in the allowance as a percentage of portfolio loans is attributed to strong loan growth in the second and third quarters of 2006 and continued strength in asset quality. Net loan charge-offs were $112 thousand and $287 thousand for the years ended December 31, 2006 and 2005, respectively.

Portfolio loans increased $86.1 million or 14.5% to $681.3 million at December 31, 2006 from $595.2 million at December 31, 2005, reflecting a significant increase in commercial mortgage and construction loan closings in the second and third quarters of 2006. Also contributing to the growth was the formation of BMT Leasing Inc., a small ticket equipment leasing business and a wholly owned subsidiary of the Bank, which added $7.0 million in balances since its opening in September of 2006. Fourth quarter 2006 average loans increased $77.7 million or 13.1% over fourth quarter 2005 average loans. The Corporation recently opened a business loan production office in downtown West Chester, Pennsylvania to help further this growth.

Chester County continues to offer some of the most attractive expansion opportunities for our franchise, and establishing this presence in the heart of West Chester, the county seat of Chester County, is expected to help the Corporation capitalize on those opportunities. The Corporation recently hired two locally well known and highly experienced business lenders to head up the new loan production office in West Chester.

The Corporation's interest bearing liabilities at December 31, 2006 include approximately $65 million in market rate wholesale certificates, which includes Pennsylvania Local Government Investment Trust ("PLGIT") CD's and short-term borrowings, compared with $5 million at December 31, 2005. Deposit balances at December 31, 2006 and 2005 reflect approximately $35 million and $25 million, respectively, in demand deposit balances that represent short term in-flows from customer year-end activity. Total deposits, including the short term in-flows were $714.5 million and $636.2 million at December 31, 2006 and 2005, respectively. This represents a year over year increase in total deposits of $78.2 million or 12.3%.

The Corporation adopted Statement of Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension Plans and Other Postretirement Plans" ("FAS 158") on December 31, 2006. As a result of its adoption, the Corporation recorded additional pension liabilities of approximately $6.5 million, deferred taxes of approximately $2.3 and a reduction of accumulated other comprehensive income (shareholders' equity) of approximately $4.2 million effective December 31, 2006.

The reduction in shareholders' equity does not have an impact on regulatory capital, as Federal bank and thrift regulatory agencies announced an interim decision in December 2006 that FAS 158 will not affect banking organizations' regulatory capital in 2006. The Federal bank and thrift regulatory agencies have not made any announcements as to the impact of FAS 158 on regulatory capital in 2007 and beyond.

During the last twelve months, the Corporation has seen a shift in the mix of its core deposits as some lower cost interest bearing checking, money market accounts and savings accounts moved into higher yielding certificates of deposit. This shift in the core deposit mix is a national trend as many financial institutions are having similar experiences. The utilization of market rate wholesale funding, the shift in deposit mix and the increase in interest rates resulted in overall funding costs rising faster than the yield on interest earning assets. The Corporation anticipates that funding for 2007 earning asset growth will be predominately wholesale funding as core deposit growth remains very difficult.

At December 31, 2006, the Corporation had over $248 million in unused borrowing capacity at the Federal Home Loan Bank of Pittsburgh, together with unused capacity under federal funds lines at other financial institutions of $68 million.

Over the next year and in 2008, The Bryn Mawr Trust Company expects to continue with the expansion of its retail banking footprint with controlled *de novo* expansion in the suburban Philadelphia market. The Corporation's new Ardmore branch was opened on January 16, 2007, with a dedication ceremony honoring a long-time employee. The planned full service West Chester branch is scheduled to open in first half of 2008.

In the first quarter of 2007 the Corporation sold the property that previously served as the Wynnewood branch location to an independent third party for $1.850 million. The book value of the property was $443 thousand.

2005 Compared to 2004

The Corporation had net income of $11.350 million for the year ended December 31, 2005, an increase of 21.5% or $2.005 million compared with $9.345 million in 2004. Diluted earnings per share for 2005 were $1.31, an increase of $0.24 or 22.4% compared with $1.07 in 2004. ROE and ROA for 2005 were 15.44% and 1.66%, respectively. ROE was 13.67% and ROA was 1.45% in 2004. Management attributes the success in 2005 to a focus on the Corporation's core competencies which include Wealth, Business Banking, "High Touch" Retail Banking and Mortgage Banking, along with an obsession on client service, close control over expenses and the development of a more assertive sales culture.

The major factor contributing to the increase in earnings for 2005 compared to 2004 was a 45 basis point or 9.8% increase in the Corporation's tax equivalent net interest margin to 5.05% from 4.60% as the Corporation's asset sensitive loan portfolio benefited from a series of Federal Reserve interest rate increases. Tax equivalent net interest income for 2005 increased $4.620 million or 17.1%, to $31.564 million from $26.944 million in the same period last year. Additionally, fees for Wealth Management services increased 12.0% or $1.236 million to $11.539 million in 2005 versus $10.303 million in 2004, partially offsetting declines in residential mortgage-related revenues.

In 2004, the Corporation sold mortgage-servicing rights ("MSRs") that contributed $572 thousand to after tax income and increased diluted earnings per share $0.07. There were no sales of MSRs in 2005. Net income and diluted earnings per share for 2004, excluding the after tax impact of the MSRs sale, would have been $8.773 million and $1.01 per share, respectively. Excluding the impact of the MSRs sale, 2005 net income increased $2.577 million or 29.4% and diluted earnings per share increased $0.30 or 29.7% over the same period last year. (See accompanying reconcilement of GAAP net income and diluted earnings per share to net income and diluted earnings per share that exclude the MSRs sale).

Total loans increased $33.3 million or 5.9% to $597.9 million from $564.6 million in 2005 and average loans for 2005 increased $43.6 million or 8.1% to $582.4 million compared to $538.8 million in 2004. The Corporation's asset quality remains strong as non-performing loans as a percent of total loans was 0.07% at December 31, 2005.

Total deposits grew $35.3 million or 5.9% over the past 12 months to $636.3 million at December 31, 2005 from $601.0 million at December 31, 2004. Average deposits for 2005 increased $32.7 million or 5.8% to $596.4 million compared to $563.7 million in 2004 with over 85% of the deposit growth coming from higher rate certificates of deposit, reflecting the competitive nature of the deposit gathering business in the Corporation's market area.

Reconcilement of Non-GAAP Information

See the table below for a reconcilement of GAAP net income, diluted earnings per share, non-interest income and non-interest expense to comparable data that excludes the MSRs sale. Management believes that the presentation provides useful supplemental information essential to the proper understanding of the operating results of the Corporation's core business. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures, which may be presented by other companies.

	Net Income			Diluted Earnings Per Share		
	Year Ended December 31,					
(dollars in thousands except per share data)	2006	2005	2004	2006	2005	2004*
As reported	$ 12,716	$ 11,350	$ 9,345	$ 1.46	1.31	$ 1.07
After tax effect of MSR sale	—	—	(572)	—	—	(0.07)
Adjusted for sale	$ 12,716	$ 11,350	$ 8,773	$ 1.46	1.31	$ 1.01

	Non-Interest Income			Non-Interest Expense		
	2006	2005	2004	2006	2005	2004
As reported	$ 18,361	$ 18,305	$ 19,828	31,423	$ 31,573	$ 31,625
MSR sale income	—	—	1,145	—	—	—
MSR sale expenses	—	—	—	—	—	266
Adjusted for sale	$ 18,361	$ 18,305	$ 18,683	31,423	$ 31,573	$ 31,359

* *Column does not foot due to rounding.*

Components of Net Income

Net income is affected by five major elements: **Net Interest Income**, or the difference between interest income and loan fees earned on loans and investments and interest expense paid on deposits and borrowed funds; The **Provision For Loan and Lease Losses**, or the amount added to the allowance for loan and lease losses to provide reserves for estimated inherent losses on loans and leases; **Non-Interest Income** which is made up primarily of certain fees, wealth revenue, residential mortgage activities and gains and losses from the sale of securities; **Non-Interest Expense**, which consists primarily of salaries, employee benefits and other operating expenses; and **Income Taxes**. Each of these major elements will be reviewed in more detail in the following discussion.

Net Interest Income

Rate/Volume Analyses (Tax Equivalent Basis)

The rate volume analysis in the table below analyzes changes in tax equivalent net interest income for the year ended December 31, 2006 over December 31, 2005 and December 31, 2005 over December 31, 2004 by its rate and volume components. The change in interest income/expense due to both volume and rate has been allocated to changes in volume.

	Year Ended December 31,					
(dollars in thousands)	2006 Compared to 2005			2005 Compared to 2004		
Increase/(decrease)	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Interest-bearing deposits with other banks	$ (57)	$ 11	$ (46)	$ (11)	$ 39	$ 28
Federal funds sold	(108)	44	(64)	(99)	118	19
Investment securities available for sale	391	434	825	117	18	135
Loans	3,415	3,968	7,383	2,738	3,747	6,485
Total interest income	3,641	4,457	8,098	2,745	3,922	6,667
Interest expense:						
Savings, NOW and market rate accounts	(217)	1,323	1,106	(59)	804	745
Time & wholesale deposits	1,545	2,371	3,916	825	430	1,255
Borrowed Funds	594	391	985	29	18	47
Total interest expense	1,922	4,085	6,007	795	1,252	2,047
Interest differential	$ 1,719	$ 372	$ 2,091	$ 1,950	$ 2,670	$ 4,620

Analyses of Interest Rates and Interest Differential

The table below presents the major asset and liability categories on an average daily basis for the periods presented, along with tax-equivalent interest income and expense and key rates and yields:

	For the Year Ended December 31,								
	2006			2005			2004		
(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
Assets:									
Interest-bearing deposits with other banks	$ 609	$ 30	4.93%	$ 2,398	$ 76	3.17%	$ 3,079	$ 48	1.56%
Federal funds sold	3,053	146	4.78%	6,281	210	3.34%	13,052	191	1.46%
Investment securities available for sale:									
Taxable	41,489	1,790	4.31%	29,400	958	3.26%	25,799	820	3.18%
Tax –Exempt	4,993	237	4.75%	5,069	244	4.81%	5,071	247	4.87%
Total investment securities	46,482	2,027	4.36%	34,469	1,202	3.49%	30,870	1,067	3.46%
Loans[(1)]	636,286	44,059	6.92%	582,386	36,676	6.30%	538,775	30,191	5.60%
Total interest earning assets	686,430	46,262	6.74%	625,534	38,164	6.10%	585,776	31,497	5.38%
Cash and due from banks	25,358			29,918			32,774		
Allowance for loan and lease losses	(7,828)			(7,283)			(6,957)		
Other assets	36,737			34,760			31,201		
Total assets	$ 740,697			$ 682,929			$ 642,794		
Liabilities:									
Savings, NOW and market rate accounts	$ 292,075	$ 3,850	1.32%	$ 317,205	$ 2,744	0.87%	$ 323,972	$ 1,999	0.62%
Time & wholesale deposits	183,744	7,715	4.20%	130,667	3,799	2.91%	102,369	2,544	2.49%
Total interest-bearing deposits	475,819	11,565	2.43%	447,872	6,543	1.46%	426,341	4,543	1.07%
Short term borrowings	19,442	1,042	5.36%	1,700	57	3.35%	850	10	1.18%
Total interest-bearing liabilities	495,261	12,607	2.55%	449,572	6,600	1.47%	427,191	4,553	1.07%
Demand deposits - non-interest-bearing	150,042			148,495			137,336		
Other liabilities	14,136			11,370			9,900		
Total non-interest-bearing liabilities	164,178			159,865			147,237		
Total liabilities	659,439			609,437			574,427		
Shareholder's equity	81,258			73,492			68,367		
Total liabilities and shareholders' equity	$ 740,697			$ 682,929			$ 642,794		
Net interest spread			4.19%			4.63%			4.31%
Effect of non-interest-bearing sources			0.71%			0.42%			0.29%
Net interest income/margin on earning assets		$ 33,655	4.90%		$ 31,564	5.05%		$ 26,944	4.60%
Tax equivalent adjustment		$ 356	0.05%		$ 256	0.04%		$ 150	0.03%

(1) *Non-accrual loans have been included in average loan balances, but interest on non-accrual loans has not been included for purposes of determining interest income.*

Net Interest Income 2006 Compared to 2005

Net interest income on a tax equivalent basis amounted to $33.655 million for the year ended December 31, 2006, an increase of $2.091 million or 6.6% from the $31.564 million of net interest income earned in the prior year. Virtually all of the increase in net interest income in 2006 was volume related, unlike the prior year when the major portion of the increase was attributable to interest rate changes. During 2005, short term interest rates increased frequently throughout the year. During 2006, short term interest rates increased early in the year but stabilized in June 2006. While the yield curve was generally positively sloped for most of 2005, it became relatively flat and even inverted during 2006. With the Corporation being asset sensitive, it benefited in the increasing interest rate environment in 2005. While the Corporation continued to benefit from rising short term interest rates early in 2006, this benefit was partially offset by the increasing cost of funding loan growth as the deposit market environment became increasingly challenging. To satisfy loan demand, the Corporation utilized more costly time and wholesale deposits together with outside borrowings to a greater extent than in previous years.

Average interest earning assets increased $60.9 million or 9.7% to $686.4 million during 2006 compared to $625.5 million during 2005. The largest portion of this increase in average interest earning assets was attributable to loan growth. Average loans increased by $53.9 million or 9.3% to $636.3 million during 2006 compared to $582.4 million during 2005. Average interest bearing liabilities increased by $45.7 million or 10.2% to $495.3 million during 2006 compared to $449.6 million during 2005. Time deposits, wholesale deposits and short term borrowings were the largest factors contributing to the increase in average interest bearing liabilities.

The net interest spread decreased by 44 basis points to 4.19% for the year ended December 31, 2006 from 4.63% in the earlier year. While the yield on interest earning assets increased 64 basis points to 6.74% for the year ended December 31, 2006, it was more than offset by the cost of interest bearing liabilities increasing 108 basis points from 1.47% during 2005 to 2.55% during 2006. The increase in the cost of interest bearing liabilities is attributable to increases in rate and additional volume.

The net interest margin on interest earning assets decreased by 15 basis points from 5.05% during 2005 to 4.90% during 2006. The net interest margin decline of 15 basis points was significantly less than the net interest spread decline of 44 basis points reflecting the positive effect that non-interest bearing sources had in supporting interest earning assets. The Corporation's average interest earning assets exceeded the average interest bearing liabilities by $191.2 million in 2006 compared to $176.0 million in 2005. This effect on net interest margin was 71 basis points in 2006 compared to 42 basis points in 2005.

Net Interest Income 2005 Compared to 2004

Tax equivalent net interest income for the year ended December 31, 2005 of $31.564 million was $4.620 million or 17.1% higher than the tax equivalent net interest income for the same period in 2004 of $26.944 million. The rate/volume analyses above indicate that both increased loan volume and an increase in rates contributed to the increase in net interest income. Average earning assets increased $39.8 million or 6.8% in 2005 compared to the same period in 2004. Average total loans grew $43.6 million or 8.1% in 2005 compared to 2004.

The average earning asset yield during 2005 of 6.10% was 72 basis points higher than the 5.38% during the same period in 2004. The rate paid on average interest bearing liabilities of 1.47% in 2005 was 40 basis points higher than the 1.07% in 2004. Average non-interest-bearing demand deposits grew 8.1%, while savings decreased 2.1% and time deposits increased 27.6% in 2005 compared to 2004.

Net Interest Margin

The Corporation's tax equivalent net interest margin decreased 54 basis points to 4.65% in the fourth quarter of 2006 from 5.19% in the same period last year. The tax equivalent net interest margin and related components for the past five linked quarters are shown in the table below.

The Corporation anticipates continued pressure on its tax equivalent net interest margin in the 2007 as primary funding for incremental loan and lease growth is expected to come from higher cost wholesale funding. The Corporation's tax equivalent net interest margin was 4.90% in 2006 compared with 5.05% in 2005 and 4.60% in 2004. These results reflect the steady short-term rate increases throughout 2005 and early 2006 before stabilizing in June of 2006.

	Year	Earning Asset Yield	Interest Bearing Liability Cost	Net Interest Spread	Effect of Non-Interest Bearing Sources	Net Interest Margin
Net Interest Margin Last Five Quarters						
4th Quarter	2006	6.85%	2.99%	3.86%	0.79%	4.65%
3rd Quarter	2006	6.82%	2.80%	4.02%	0.76%	4.78%
2nd Quarter	2006	6.72%	2.35%	4.37%	0.67%	5.04%
1st Quarter	2006	6.58%	1.92%	4.66%	0.56%	5.22%
4th Quarter	2005	6.41%	1.73%	4.68%	0.51%	5.19%
Net Interest Margin Last Three Years						
	2006	6.74%	2.55%	4.19%	0.71%	4.90%
	2005	6.10%	1.47%	4.63%	0.42%	5.05%
	2004	5.38%	1.07%	4.31%	0.29%	4.60%

Interest Rate Sensitivity

The Corporation actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. Management's Asset Liability Committee ("ALCO"), using policies and procedures approved by the Corporation's Board of Directors, is responsible for managing the interest rate sensitivity position. The Corporation manages interest rate sensitivity by changing the mix, pricing and repricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offering of loan and selected deposit terms and through borrowings from the Federal Home Loan Bank of Pittsburgh ("FHLB") and selective use of interest rate floors. The ALCO continues to evaluate various strategies including interest rate swaps and floors to mitigate the impact of future changes in interest rates on its net interest income.

The Corporation uses several tools to manage its interest rate risk including interest rate sensitivity analysis (aka "GAP Analysis"), market value of portfolio equity analysis, interest rate simulations under various rate scenarios and net interest margin reports. The results of these reports are compared to limits established by the Corporation's ALCO Policies and appropriate adjustments are made if the results are outside of established limits.

The following table demonstrates the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift in the yield curve and subjective adjustments in deposit pricing might have on the Corporation's projected net interest income over the next 12 months.

This simulation assumes that there is no growth in the balance sheet over the next twelve months. The changes to net interest income shown below are in compliance with the Corporation's policy guidelines. Actual results may differ significantly from the interest rate simulation due to numerous factors including assumptions, the competitive environment, market reactions and customer behavior.

Summary of Interest Rate Simulation

(dollars in thousands)	December 31, 2006 Estimated Change In Net Interest Income Over Next 12 Months	
Change in Interest Rates		
+200 basis points	$ 1,226	3.41%
+100 basis points	$ 679	1.89%
-100 basis points	$ (688)	(1.92%)
-200 basis points	$ (1,292)	(3.60%)

The interest rate simulation above indicates that the Corporation's balance sheet as of December 31, 2006 is asset sensitive, meaning that an increase in interest rates should increase net interest income and a decline in interest rates will cause a decline in net interest income over the next 12 months when compared to projected net income under a flat or stable rate scenario.

The Corporation's sensitivity to changes in interest rates as measured by the Corporation's interest rate simulation model decreased from last year (a 6.10% increase for +200 basis points and a 10.76% decrease for -200 basis points), as the Corporation through direction from its ALCO added fixed rate commercial loans, residential mortgages and mortgage-backed securities to the asset mix. Additionally, the Corporation purchased a $25 million notional, prime rate based, three-year interest rate floor in April 2006 for a total cost of $155 thousand to mitigate the impact on earnings of anticipated declining rates over the next three years. The net expense related to the interest rate floor was $29 thousand in 2006.

GAP Report

The following table presents the Corporation's interest rate sensitivity position or GAP Analysis as of December 31, 2006:

(dollars in thousands)	0 to 90 Days	90 to 365 Days	1 - 5 Years	Over 5 Years	Non-Rate Sensitive	Total
Assets:						
Interest-bearing deposits with banks	$ 532	$ —	$ —	$ —	$ —	$ 532
Federal funds sold	—	—	—	—	—	—
Investment securities	8,085	8,063	24,462	7,622	—	48,232
Loans[1]	272,537	53,173	256,259	103,048	—	685,017
Allowance	(290)	(870)	(4,641)	(2,321)	—	(8,122)
Cash and due from banks	—	—	—	—	61,473	61,473
Other assets	—	—	136	329	39,063	39,528
Total assets	$ 280,864	$ 60,366	$ 276,216	$ 108,678	$ 100,536	$ 826,660
Liabilities and shareholders' equity:						
Demand, non-interest-bearing	$ 42,555	$ 24,630	$ 131,361	$ —	$ —	$ 198,546
Savings, NOW and market rate	48,932	41,428	157,818	47,343	—	295,521
Time deposits	88,642	103,727	7,923	154	—	200,446
Wholesale deposits	—	19,976	—	—	—	19,976
Borrowed funds	15,000	—	—	—	—	15,000
Other liabilities	—	—	—	—	14,788	14,788
Shareholders' equity	2,942	8,827	47,076	23,538	—	82,383
Total liabilities and shareholders' equity	$ 198,071	$ 198,588	$ 344,178	$ 71,035	$ 14,788	$ 826,660
Interest earning assets	$ 281,154	$ 61,236	$ 280,721	$ 110,670	$ —	$ 733,781
Interest bearing liabilities	$ 152,574	$ 165,131	$ 165,741	$ 47,497	$ —	$ 530,943
Difference between interest earning assets and interest bearing liabilities	$ 128,580	$ (103,895)	$ 114,980	$ 63,173	$ —	$ 202,838
Cumulative difference between interest earning assets and interest bearing liabilities	$ 128,580	$ 24,685	$ 139,665	$ 202,838	$ —	$ 202,838
Cumulative earning assets as a % of cumulative interest bearing liabilities	184%	108%	129%	138%		

[1] *Loans include portfolio loans and leases and loans held for sale.*

The table above indicates that the Corporation is asset sensitive in the immediate to 90 day time frame and should experience an increase in net interest income in the near term if interest rates rise. The converse is also true.

Maturity of Certificates of Deposit of $100,000 or Greater at December 31, 2006

(dollars in thousands)

Three months or less	$ 66,478
Three to six months	32,479
Six to twelve months	19,513
Greater than twelve months	1,866
Total	$120,336

PROVISION FOR LOAN AND LEASE LOSSES

General Discussion of the Allowance for Loan and Lease Losses

The Corporation uses the allowance method of accounting for credit losses. The balance in the allowance for loan and lease losses ("allowance") is determined based on Management's review and evaluation of the loan and lease ("loans") portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including Management's assumptions as to future delinquencies, recoveries and losses.

Increases to the allowance are implemented through a corresponding provision (expense) in the Corporation's statement of income. Loans and leases deemed uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance.

While Management considers the allowance to be adequate based on information currently available, future additions to the allowance may be necessary due to changes in economic conditions or Management's assumptions as to future delinquencies, recoveries and losses and Management's intent with regard to the disposition of loans. In addition, the Pennsylvania Department of Banking and the Federal Reserve Bank of Philadelphia, as an integral part of their examination process, periodically review the Corporation's allowance.

The Corporation's allowance is the accumulation of four components that are calculated based on various independent methodologies. All components of the allowance are estimations. Management discusses these estimates earlier in this document under the heading of "Critical Accounting Policies, Judgments and Estimates". The four components are as follows:

- Specific Loan Evaluation Component – Includes the specific evaluation of larger classified loans
- Historical Charge-Off Component – Applies a five year historical charge-off rate to pools of non-classified loans
- Additional Factors Component – The loan portfolio is broken down into multiple homogenous subclassifications upon which multiple factors (such as delinquency trends, economic conditions, loan terms, and regulatory environment) are evaluated resulting in an allowance amount for each of the subclassifications. The sum of these amounts equals the Additional Factors Component.
- Unallocated Component – This amount represents a reserve against all loans for factors not included in the components above.

The Corporation has a material portion of its loans in real estate related loans. A predominant percentage of the Corporation's real estate exposure, both commercial and residential, is in the Corporation's primary trade area which includes portions of Delaware, Chester, Montgomery and Philadelphia counties in Southeastern Pennsylvania. Management is aware of this concentration and mitigates this risk to the extent possible in many ways, including the underwriting and assessment of the borrower's capacity to repay.

Asset Quality and Analysis of Credit Risk

Asset quality remains strong at December 31, 2006 as non-performing loans as a percentage of total loans were 12 basis points. This compares with 7 basis points at December 31, 2005 and 24 basis points at December 31, 2004. The allowance for loan and lease losses as a percentage of total loans was 1.19% at December 31, 2006 compared with 1.24% at December 31, 2005 and 1.23% at December 31, 2004. The provision for loan and lease losses in 2006 was $832 thousand compared to $s762 thousand in 2005 and $900 thousand in 2004.

While the allowance increased to $8.122 million at December 31, 2006, an increase of 9.7% from $7.402 million at December 31, 2005, the allowance as a percentage of loans decreased to 1.19%. This decrease is the result of strong loan and lease growth in the second half of 2006. Management is comfortable with the percentage decrease based on the strong asset quality in the loan and lease portfolio.

Management expects to experience higher charge-offs in its newly formed leasing business than in its historical loan portfolio. In 2006 the Corporation's net charge-offs/average loan rate was 0.02% with no lease charge-offs. It is anticipated that higher yields on the lease portfolio will more than offset the expected lease charge-offs of between 0.75% and 1.50% of average leases outstanding.

Non-Performing Assets and Related Ratios

(dollars in thousands)	2006	2005	2004	2003	2002
			December 31,		
Non-accrual loans and leases	$ 704	$ 261	$ 1,353	$ 371	$ 209
Loans and leases 90 days or more past due	119	129	22	62	45
Total non-performing loans and leases	823	390	1,375	433	254
Other real estate owned ("OREO")	—	25	357	—	—
Total non-performing assets	$ 823	$ 415	$ 1,732	$ 433	$ 254
Allowance for loan and lease losses to non-performing assets	986.9%	1,783.6%	399.9%	1,540.4%	2,407.1%
Allowance for loan and lease losses to non-performing loans	986.9%	1,897.9%	503.8%	1,540.4%	2,407.1%
Non-performing loans to total loans and leases	0.12%	0.07%	0.25%	0.09%	0.06%
Allowance for loan losses to total loans and leases	1.19%	1.24%	1.25%	1.34%	1.40%
Non-performing assets to total assets	0.10%	0.06%	0.25%	0.07%	0.04%
Net loan charge-offs/average loans and leases	.02%	.05%	.12%	.04%	(.04%)
Period end portfolio loans and leases	$ 681,291	$ 595,165	$ 555,889	$ 498,726	$ 438,949
Average loans and leases (average for year)	$ 636,286	$ 582,386	$ 538,775	$ 478,397	$ 421,904
Allowance for loan and lease losses	$ 8,122	$ 7,402	$ 6,927	$ 6,670	$ 6,114

Summary of Changes in the Allowance for Loan and Lease Losses

(dollars in thousands)	2006	2005	2004	2003	2002
Balance, January 1	$ 7,402	$ 6,927	$ 6,670	$ 6,114	$ 4,928
Charge-offs:					
Consumer	(31)	(158)	(94)	(102)	(68)
Commercial and industrial	—	—	(167)	(112)	—
Real estate	(120)	(156)	(431)	(13)	—
Total charge-offs	(151)	(314)	(692)	(227)	(68)
Recoveries:					
Consumer	34	11	47	32	24
Commercial and industrial	3	12	2	—	220
Real estate	2	4	—	1	10
Total Recoveries	39	27	49	33	254
Net (charge-offs) / recoveries	(112)	(287)	(643)	(194)	186
Provision for loan and lease losses	832	762	900	750	1,000
Balance, December 31	$ 8,122	$ 7,402	$ 6,927	$ 6,670	$ 6,114

Allocation of Allowance for Loan and Lease Losses

The following table sets forth an allocation of the allowance for loan and lease losses by category. The specific allocations in any particular category may be changed in the future to reflect then current conditions. Accordingly, Management considers the entire allowance to be available to absorb losses in any category.

	December 31,									
	2006		2005		2004		2003		2002	
(dollars in thousands)		% Loans to Total Loans		% Loans to Total Loans		% Loans to Total Loans		% Loans to Total Loans		% Loans to Total Loans
Balance at end of period applicable to:										
Commercial and industrial	$ 2,161	25.7%	$ 2,191	28.5%	$ 3,575	33.1%	$ 3,656	35.7%	$ 2,940	36.4%
Real estate – construction	950	11.0	569	7.6	741	6.6	558	7.2	494	5.9
Real estate – mortgage	4,448	60.9	4,141	62.3	806	58.5	1,089	53.4	1,107	52.4
Consumer	77	1.4	143	1.6	1,174	1.8	906	3.7	907	5.3
Leases	140	1.0	—	—	—	—	—	—	—	—
Unallocated	346	—	358	—	631	—	461	—	666	—
Total	$ 8,122	100%	$ 7,402	100.0%	$ 6,927	100.0%	$ 6,670	100.0%	$ 6,114	100.0%

Non-Interest Income

2006 Compared to 2005

Non-interest income for the twelve months ended December 31, 2006, increased $56 thousand or 0.3% to $18.361 million when compared to the same period last year. Wealth Management services fee income increased $883 thousand or 7.7% to $12.422 million in 2006 from $11.539 million in 2005, while other non-interest income categories in the aggregate declined $827 thousand over the same time period, primarily due to lower residential mortgage related revenue.

2005 Compared to 2004

Non-interest income for 2005, excluding the $1.145 million gain on MSR sales in 2004, decreased $378 thousand or 2.0% to $18.305 million from $18.683 million in 2004. Non-interest income was negatively impacted by the slowdown in residential mortgage activity, as residential mortgage originations and sales declined 7.2% or $14.9 million and $24.7 million or 17.1%, respectively in 2005 compared to 2004. This decline in residential mortgage activity along with very competitive pricing resulted in a reduction in the gain on sale of loans of 44.5% or $1.298 million to $1.622 million in 2005 from $2.920 million in 2004. Non-interest income was also negatively impacted by a $234 thousand or 12.8% decrease in service charges on deposit accounts reflecting the impact of higher earnings credits on commercial checking accounts and the industry's trend toward "free" checking.

Partially offsetting this decrease in non-interest income was a 2005 increase of $1.236 million or 12.0% in fees for Wealth Management services compared to 2004. Wealth assets under management and administration increased $310 million or 16.0% to $2.248 billion at December 31, 2005, compared to $1.938 billion at December 31, 2004. The increase in assets under management and administration is partly a result of a business acquisition by a significant client in the third quarter of 2005.

Non-Interest Expense

2006 Compared to 2005

Non-interest expense for the twelve months ended December 31, 2006, decreased $150 thousand to $31.423 million when compared to the same period last year, primarily due to reductions in incentive compensation, mortgage servicing right amortization and professional fees, partially offset by increased occupancy costs, employee benefit costs, leasing company startup costs and West Chester staffing additions.

2005 Compared to 2004

Non-interest expense for 2005, excluding $266 thousand of expenses related to the sale of the MSRs, increased $214 thousand or 0.7% to $31.573 million when compared to $31.359 million in 2004. The increase is a combination of many factors including increased medical benefit costs, staff merit raises, incentive compensation, and occupancy and furniture and fixture expenses related to the Exton, PA branch. Partially offsetting these increases were reduced levels of professional fees, lower amortization of mortgage servicing rights, and reduced residential mortgage staffing levels.

Income Taxes

Income taxes for the year ended December 31, 2006 were $6.689 million compared to $5.928 million in 2005 and $4.752 million in 2004. The increase in income tax expense is substantially related to the increase in pre-tax income. The effective tax rate was 34.5% in 2006, 34.3% in 2005 and 33.7% in 2004.

Balance Sheet Analysis

Total assets increased $99.5 million or 13.7% from $727.2 million as of December 31, 2005 to $826.7 million as of December 31, 2006. Total portfolio loans and leases increased $86.1 million or 14.5% over the same time period from $595.2 million at December 31, 2005 to $681.3 million at December 31, 2006. Average assets increased $57.8 million or 8.5% to $740.7 million and average portfolio loans and leases increased $56.3 million or 9.8% to $631.9 million in 2006 compared to 2005. Portfolio loan and lease balances grew steadily during the year, as average quarterly loans and leases outstanding were $595.5 million, $617.6 million, $645.3 million and $669.0 million during the 1st, 2nd, 3rd and 4th quarters of 2006, respectively.

As a result of the increase in portfolio loans and leases, the funding needs for the Corporation increased substantially, resulting in less funds available to be sold and a decline in Federal Funds sold of $32.3 million. The increased funding needs were met with time deposits, wholesale deposits and borrowed funds.

Total deposits increased $78.2 million or 12.3% to $714.5 million at December 31, 2006, up from $636.3 million at December 31, 2005. A more accurate reflection of stable deposit balances is the fourth quarter average deposits of $649.8 million compared with the fourth quarter 2005 average deposits of $600.6 million, a growth of $49.2 million or 8.2%.

Average deposit trends during 2006 include a decrease in average savings, NOW and market rate accounts of $25.1 million or 8.6%, a large increase in average time deposits of $42.6 million or 32.6% and the use of wholesale deposits of $10.5 million, while the non-interest bearing demand balance increased slightly to $150.0 million from $148.5 million. The decrease in savings, NOW and market rate accounts experienced by the Corporation also reflects the competitive nature of the Philadelphia regional banking market place. The combination of rising interest rates, aggressive marketing by our competitors, a more educated consumer and the Corporations' reluctance to compete on rate alone contributed to this decline. Additionally, the Corporation anticipates that growth of "core" deposits will be one of its most difficult challenges for the foreseeable future.

The Corporation continues its aggressive business development efforts by building banking relationships with privately held business owners, non-profits, quality residential builders, and owners of commercial real estate. These relationships focus on loan, deposit and wealth management products.

Borrowed funds increased $15 million from December 31, 2005 to December 31, 2006. Average borrowings in 2005 and 2004 did not average more than $2.0 million. The growth in loans and leases during 2006 is responsible for the average increase in borrowed funds of $17.7 million from $1.7 million in 2005 to $19.4 million in 2006.

The Corporation's average loan to deposit ratio increased from 95.6% and 97.7% in 2004 and 2005, respectively, to 101.7% in 2006. The Corporation has significant capacity to borrow from the FHLB as discussed later in this document under the section titled "Liquidity". The Corporation continues to evaluate other wholesale funding mechanisms.

The Corporation's shareholder's equity was negatively impacted by $4.2 million due to the adoption of FAS 158 in the fourth quarter of 2006. Refer to the Capital section of this document for additional information.

Investment Portfolio

A maturity breakout of the investment portfolio by investment type at December 31, 2006 is as follows:

(dollars in thousands)	Maturing During 2007	Maturing From 2008 Through 2011	Maturing From 2012 Through 2016	Maturing After 2016	Total
Obligations of the U.S. Government and agencies:					
Book value	$ 6,469	$ 14,791	$ 9,509	$ —	$ 30,769
Weighted average yield	3.64%	4.32%	5.82%	—	4.64%
State and political subdivisions:					
Book value	$ —	$ 1,995	$ 3,019	$ —	$ 5,014
Weighted average yield	—	3.27%	3.14%	—	3.19%
Other investment securities:					
Book value	$ 115	$ 600	$ —	$ —	$ 715
Weighted average yield	4.70%	4.55%	—	—	4.57%
Subtotal book value	$ 6,584	$ 17,386	$ 12,528	$ —	$ 36,498
Weighted average yield	3.66%	4.21%	5.17%	—	4.44%
Mortgage backed securities					
Book value	$ —	$ —	$ —	$ —	$ 11,734
Weighted average yield	—	—	—	—	5.33%
Total book value	$ 6,584	$ 17,386	$ 12,528	$ —	$ 48,232
Weighted average yield	3.66%	4.21%	5.17%	—	4.66%

Loan Portfolio

A breakdown of the loan portfolio by major categories at December 31 for each of the last five years is as follows:

(dollars in thousands)	December 31, 2006	2005	2004	2003	2002
Consumer	$ 9,156	$ 9,437	$ 10,291	$ 18,580	$ 24,537
Commercial & Industrial	175,278	170,283	186,923	178,382	170,286
Commercial Mortgage	198,407	162,621	137,141	119,811	103,972
Construction	74,798	45,523	36,941	36,235	27,514
Residential Mortgage	103,572	99,602	75,081	59,714	51,096
Home Equity Lines & Loans	113,068	107,699	109,512	86,004	61,544
Leases	7,012	—	—	—	—
Total Portfolio Loans	681,291	595,165	555,889	498,726	438,949
Loans held for sale	3,726	2,765	8,708	3,690	28,026
	$ 685,017	$ 597,930	$ 564,597	$ 502,416	$ 466,975

Loan Portfolio Maturity and Interest Rate Sensitivity

The loan maturity distribution and interest rate sensitivity table below excludes loans secured by one to four family residential properties and consumer loans as of December 31, 2006:

(dollars in thousands)	Maturing During 2007	Maturing From 2008 Through 2011	Maturing After 2011	Total
Loan Portfolio Maturity:				
Commercial and industrial	$ 71,025	$ 51,605	$ 24,540	$ 147,170
Real estate – construction	46,566	24,506	3,726	74,798
Real estate – other	1,389	19,315	174,110	194,814
Leases	18	6,994	—	7,012
Total	$ 118,998	$ 102,420	$ 202,376	$ 423,794
Interest sensitivity on the above loans:				
Loans with predetermined rates	$ 23,493	$ 76,941	$ 72,769	$ 173,203
Loans with adjustable or floating rates	95,505	25,479	129,607	250,591
Total	$ 118,998	$ 102,420	$ 202,376	$ 423,794

Discussion of Segments

The Corporation has three principal segments (Residential Mortgage, Wealth Management, and Banking) as defined by SFAS No. 131 "Segment Reporting". These segments are discussed below. The Detail segment information appears in Note 24 in the accompanying Consolidated Financial Statements.

Residential Mortgage Segment Activity

All activity is for the year unless noted otherwise:

(dollars in thousands)	2006	2005	2004
Residential loans held in portfolio*	$ 103,752	$ 99,602	$ 75,081
Mortgage originations	127,307	193,324	208,252
Mortgage loans sold:			
Servicing retained	20,910	41,664	111,173
Servicing released	46,750	78,537	33,743
Total mortgage loans sold	$ 67,660	$ 120,201	$ 144,916
Percentage of mortgage loans sold:			
Servicing retained %	30.9%	34.7%	76.7%
Servicing released %	69.1%	65.3%	23.3%
Loans serviced for others*	382,141	417,649	507,421
Mortgage servicing rights*	2,883	2,982	3,172
Gain on sale of loans	954	1,622	2,920
Loans servicing & late fees	1,126	1,303	1,632
Gain on sale of MSRs	—	—	1,145
Amortization of MSRs	348	606	839
Basis point gain on loans sold	141	135	201

**Period end balance*

The Corporation's mortgage banking segment continued to shrink in 2006 as mortgage originations of $127.3 million in 2006 were $66.0 million lower than originations in 2005 and $80.9 million lower than originations in 2004. The decrease in mortgage originations was partially attributable to the substantial decline in loan refinancing activity which correlated with the nationwide end of the refinance boom and the increase in mortgage loan interest rates.

Management expects mortgage originations to continue to decline in 2007 when compared to 2006 due to uncertainty over the direction of real estate values and interest rates.

Loans serviced for others have decreased from $507.4 million in 2004 to $417.6 million in 2005, with a further reduction to $382.1 million in 2006. The decline in loans serviced for others is partially due to a 2005 decision by management to sell a higher percentage of loans with servicing released and to hold fixed rate mortgages in portfolio during 2006. The increase in sale of loans servicing released provided the Corporation the ability to price mortgages more competitively and increase the gain on sale of loans. Competitive pricing pressures during 2006 combined with a smaller gain on sale on loans sold servicing retained resulted in reduced gains on the sale of servicing retained loans. Overall, the gain on sale of loans sold resulted in a gain per loan sold of 141 basis points, 135 basis points, and 201 basis points in 2006, 2005 and 2004, respectively.

Wealth Segment Activity

The Wealth Management segment reported a 15.8% increase in pre-tax segment profit ("PTSP") for 2006 compared to 2005. This performance is attributed to an increase in Wealth revenues of 7.6% from 2005, while expenses increased only 1.0% over the same time period. The growth in the Wealth Division's PTSP in 2005 compared to 2004 was an increase of 34.3%. This increase is primarily due to a 12.0% increase in Wealth Management revenues related to estate fees and a fee increase in the second quarter of 2005.

The increase in Wealth Management revenues from 2005 to 2006 is primarily from the investment management, retirement services and estates administration components. Increased investment management fees are the result of conversion of custody accounts to investment management accounts.

Wealth Management assets under management and administration have grown to $2.515 billion as of December 31, 2006 from $2.248 billion at December 31, 2005 and $1.938 billion at December 31, 2004 or 11.9% and 29.8%, respectively. This growth is primarily a combination of business acquisitions by a significant client and an increase in the market value of existing accounts due to asset appreciation.

Banking Segment Activity

Banking segment data as presented in Note 23 of the Notes to Consolidated Financial Statements indicates a PTSP of $13.0 million in 2006, $11.4 million in 2005 and $7.9 million in 2004. See Components of Net Income earlier in this documentation for a discussion of the Banking segment.

Capital

Consolidated shareholder's equity of the Corporation was $82.4 million or 9.97% of total assets as of December 31, 2006 compared to $77.5 million or 10.66% of total assets as of December 31, 2005. The decline of 69 basis points is primarily the result of asset growth and the adoption of FAS 158 as discussed in Note 11 in the accompanying Consolidated Financial Statements. The Corporation's and Bank's regulatory capital ratios and the minimum capital requirements to be considered "Well Capitalized" by banking regulators are displayed in Note 20 in the accompanying Consolidated Financial Statements.

Both the Corporation and the Bank exceed the required capital levels to be considered "Well Capitalized" by their respective regulators at the end of each period presented.

Neither the Corporation nor the Bank are under any agreement with regulatory authorities, nor is Management aware of any current recommendations by the regulatory authorities, which, if such recommendations were implemented, would have a material effect on liquidity, capital resources or operations of the Corporation.

LIQUIDITY

The Corporation manages its liquidity position on a daily basis as part of the daily settlement function and monthly as part of the asset liability management process. The Corporation's primary liquidity is maintained by managing its deposits along with the utilization of purchased federal funds, borrowings from the FHLB and utilization of other wholesale funding sources. Secondary sources of liquidity include the sale of securities and certain loans in the secondary market. Borrowing availability with the FHLB was approximately $248 million, excluding $15 million of advances outstanding, as of December 31, 2006. Overnight Fed Funds lines consist of lines from six banks totaling $68 million. Quarterly, ALCO reviews the Corporation's liquidity needs and reports its findings to the Risk Management Committee of the Board of Directors.

OFF BALANCE SHEET RISK

The following chart presents the off-balance sheet commitments of the Bank as of December 31, 2006, listed by dates of funding or payment:

(dollars in thousands)	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Unfunded loan commitments....	$314,302	$187,298	$59,024	$43,404	$24,576
Standby letters of credit...........	11,693	8,350	3,343	—	—
Total..................	$325,995	$195,648	$62,367	$43,404	$24,576

The Corporation becomes party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and create off-balance sheet risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement.

Standby letters of credit are conditional commitments issued by the Bank to a customer for a third party. Such standby letters of credit are issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is similar to that involved in granting loan facilities to customers.

Estimated fair values of the Corporation's off-balance sheet instruments are based on fees and rates currently charged to enter into similar loan agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Collateral requirements for off-balance sheet items are generally based upon the same standards and policies as booked loans. Since fees and rates charged for off-balance sheet items are at market levels when set, there is no material difference between the stated amount and the estimated fair value of off-balance sheet instruments.

CONTRACTUAL CASH OBLIGATIONS OF THE CORPORATION AS OF DECEMBER 31, 2006

(dollars in thousands)	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Deposits without a stated maturity..............	$ 494,067	$ 494,067	$ —	$ —	$ —
Wholesale and retail certificates of deposit....	220,422	212,346	7,406	517	153
Operating leases..............	24,476	885	1,864	1,840	19,887
Purchase obligations..........	3,276	1,803	1,005	468	—
Non-discretionary pension contributions....	132	132	—	—	—
Total..............................	$ 742,373	$ 709,233	$ 10,275	$ 2,825	$ 20,040

OTHER INFORMATION

Branch Office Expansion

During the first quarter of 2004 and the second quarter of 2005, the Corporation opened full service branch bank offices in Newtown Square and Exton, PA, respectively. At December 31, 2006, the Newtown Square and Exton branches had deposits of approximately $29.1 million and $14.3 million, respectively. During the third quarter of 2005, the Corporation entered into a ground lease for a location in Ardmore, PA, and began construction of a branch office to relocate the Wynnewood, PA office. The Ardmore Branch office opened January 16, 2007. The Corporation anticipates measured expansion of its branch footprint over the next few years including plans to enter the West Chester, PA market in 2008.

Regulatory Matters and Pending Legislation

Management is not aware of any other current specific recommendations by regulatory authorities or proposed legislation which, if they were implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, although the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, an impact on the Corporation's results of operations.

In February, 2006, Congress passed the Federal Deposit Insurance Reform Act of 2005 (FDIRA-2005"). This legislation will merge the Bank Insurance Fund and the Savings Association Insurance Fund into one fund, increase insurance coverage for retirement accounts to $250,000, adjust the maximum deposit insurance for inflation after March 31, 2010 and give the FDIC greater flexibility in setting insurance assessments. As part of the FDIRA-2005, the Corporation's primary operating subsidiary, the Bank, has been granted a one-time credit of approximately $409 thousand for utilization against future FDIC insurance premiums. The FDIC announced that 2007 assessments will range from 5 to 7 basis points for well capitalized institutions with composite regulatory examination ratings of one or two. The Corporation anticipates that the $409 thousand credit will offset all of the 2007 premium assessment and a significant portion of the 2008 assessment.

Effects of Inflation

Inflation has some impact on the Corporation's operating costs. Unlike many industrial companies, however, substantially all of the Corporation's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Effect of Government Monetary Policies

The earnings of the Corporation are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. An important function of the Federal Reserve Board is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements against member bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect rates charged on loans or paid for deposits.

The Corporation is a member of the Federal Reserve System and, therefore, the policies and regulations of the Federal Reserve Board have a significant effect on its deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Corporation's operations in the future. The effect of such policies and regulations upon the future business and earnings of the Corporation cannot be predicted.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The quantitative and qualitative disclosures about market risks are included in the Management Discussion and Analysis, in various sections beginning with "Net Interest Income" through "Contractual Cash Obligations of the Corporation".

Management's Report on Internal Control over Financial Reporting

Corporation Management is responsible for both establishing and maintaining adequate internal controls over financial reporting. As of December 31, 2006, Management conducted an assessment of the effectiveness of the Corporation's internal controls over financial reporting and concluded that such internal controls are effective and found no material weaknesses. The assessment was accomplished using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Management has concluded that, as of December 31, 2006, the Corporation's internal control over financial reporting is effective, based on the COSO criteria.

Management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, ("KPMG") the Corporation's independent registered public accounting firm, having responsibility for auditing the Corporation's financial statements. KPMG has expressed unqualified opinions on Management's assessment and on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006 and has issued an attestation report on the Corporation's management assessment of the Corporation's internal controls over financial reporting as of December 31, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Bryn Mawr Bank Corporation:

We have audited the accompanying consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries (the "Corporation") as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows, changes in shareholders' equity, and comprehensive income, for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

As discussed in note 1 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 123R, "Share Based Payment," effective January 1, 2006, Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006, and Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," in 2006.

KPMG LLP

Philadelphia, Pennsylvania
March 9, 2007

Consolidated Balance Sheets

	As of December 31, 2006	As of December 31, 2005
	(dollars in thousands, except per share data)	
Assets		
Cash and due from banks	$ 61,473	$ 33,896
Interest bearing deposits with banks	532	405
Federal funds sold	—	32,341
Total cash and cash equivalents	$ 62,005	$ 66,642
Investment securities available for sale, at fair market (amortized cost of $48,632 and $34,014 as of December 31, 2006 and 2005, respectively)	48,232	33,397
Loans held for sale	3,726	2,765
Portfolio loans and leases	681,291	595,165
Less: Allowance for loan and lease losses	(8,122)	(7,402)
Net portfolio loans and leases	673,169	587,763
Premises and equipment, net	16,571	14,622
Accrued interest receivable	4,232	3,265
Deferred income taxes	2,946	709
Mortgage servicing rights	2,883	2,982
Other assets	12,896	15,081
Total assets	$ 826,660	$ 727,226
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 198,546	$ 168,042
Savings, NOW and market rate accounts	295,521	312,896
Time deposits	200,446	150,322
Wholesale deposits	19,976	5,000
Total deposits	714,489	636,260
Borrowed funds	15,000	—
Accrued interest payable	4,346	2,143
Other liabilities	10,442	11,310
Total liabilities	744,277	649,713
Shareholders' equity		
Common stock, par value $1; authorized 25,000,000 shares; issued 11,373,182 and 11,221,899 shares as of December 31, 2006 and 2005, respectively and outstanding of 8,562,209 and 8,556,255 shares as of December 31, 2006 and 2005, respectively	11,373	11,222
Paid-in capital in excess of par value	10,598	7,888
Accumulated other comprehensive loss, net of tax benefit	(4,450)	(643)
Retained earnings	92,106	82,930
Less: Common stock in treasury at cost – 2,810,973, and 2,665,644 shares as of December 31, 2006 and 2005, respectively	(27,244)	(23,884)
Total shareholders' equity	82,383	77,513
Total liabilities and shareholders' equity	$ 826,660	$ 727,226
Book value per share	$ 9.62	$ 9.06

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

	For the Years Ended December 31,		
	2006	2005	2004
	(dollars in thousands, except per share data)		
Interest income:			
Interest and fees on loans and leases	$ **43,775**	$ 36,499	$ 30,123
Interest on federal funds sold	**146**	210	191
Interest on deposits with other banks	**30**	76	48
Interest on investment securities	**1,955**	1,123	985
Total interest income	**45,906**	37,908	31,347
Interest expense:			
Interest expense on savings, NOW and market rate accounts	**3,850**	2,744	1,999
Interest expense on wholesale and time deposits	**7,715**	3,799	2,544
Interest expense on other borrowings	**1,042**	57	10
Total interest expense	**12,607**	6,600	4,553
Net interest income	**33,299**	31,308	26,794
Provision for loan and lease losses	**832**	762	900
Net interest income after provision for loan and lease losses	**32,467**	30,546	25,894
Non-interest income:			
Fees for Wealth management services	**12,422**	11,539	10,303
Service charges on deposit accounts	**1,540**	1,593	1,827
Loan servicing and other fees	**1,126**	1,303	1,632
Net gain on sale of loans	**954**	1,622	2,920
Net gain on sale of mortgage servicing rights	—	—	1,145
Other operating income	**2,319**	2,248	2,001
Total non-interest income	**18,361**	18,305	19,828
Non-interest expenses:			
Salaries and wages	**15,754**	15,862	15,013
Employee benefits	**4,287**	4,075	4,297
Occupancy and bank premises	**2,534**	2,272	2,161
Furniture, fixtures, and equipment	**1,925**	1,941	1,785
Advertising	**898**	960	879
Professional fees	**1,016**	1,292	1,808
Amortization of mortgage service rights	**348**	606	839
Other operating expense	**4,661**	4,565	4,843
Total non-interest expenses	**31,423**	31,573	31,625
Income before income taxes	**19,405**	17,278	14,097
Applicable income taxes	**6,689**	5,928	4,752
Net income	$ **12,716**	$ 11,350	$ 9,345
Basic earnings per common share	$ **1.48**	$ 1.33	$ 1.09
Diluted earnings per common share	$ **1.46**	$ 1.31	$ 1.07
Dividends per share	$ **0.46**	$ 0.42	$ 0.40
Weighted-average basic shares outstanding	**8,578,050**	8,563,027	8,610,171
Dilutive potential common shares	**113,579**	101,200	110,854
Weighted-average dilutive shares	**8,691,629**	8,664,227	8,721,025

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2006	2005	2004
	(dollars in thousands)		
Operating activities:			
Net Income	$ 12,716	$ 11,350	$ 9,345
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for loan and lease losses	832	762	900
Depreciation and amortization	1,455	1,516	1,375
Loans originated for resale	(68,209)	(137,485)	(144,916)
Proceeds from sale of loans	68,202	132,653	148,981
Net gain on sale of loans	(954)	(1,622)	(2,920)
Net gain on sale of mortgage servicing rights	—	—	(1,145)
Provision for deferred income taxes	(496)	(521)	38
Change in income taxes payable/receivable	1,228	(354)	(511)
Change in accrued interest receivable	(967)	(686)	(305)
Change in accrued interest payable	2,203	(735)	550
Change in mortgage servicing rights	99	190	1,219
Other, net.	(4,802)	4,431	(3,321)
Net cash provided by operating activities	11,307	9,499	(9,290)
Investing activities:			
Purchases of investment securities	(28,229)	(9,004)	(17,568)
Proceeds from maturities of investment securities and mortgage-backed securities pay downs	7,181	3,500	—
Proceeds from sales of investment securities available for sale	—	1,586	204
Proceeds from calls of investment securities	5,940	4,000	13,147
Net repayments of notes receivable	954	387	435
Net loan originations	(87,192)	(27,553)	(63,258)
Sale of other real estate owned ("OREO ")	25	377	—
OREO Charge-off	—	(20)	—
Purchases of premises and equipment.	(3,303)	(1,859)	(1,716)
Net cash used by investing activities	(104,624)	(28,586)	(68,756)
Financing activities:			
Change in demand, NOW, savings and market rate deposit accounts	13,130	(9,558)	60,547
Change in time deposits	50,124	39,852	13,279
Change in wholesale deposits	14,976	5,000	—
Change in borrowed funds	15,000	—	—
Dividends paid	(3,948)	(3,599)	(3,446)
Proceeds from exercise of stock options	2,511	643	500
Tax benefit from exercise of stock options	293	139	107
Purchase of treasury stock	(3,406)	(1,990)	(2,574)
Net cash provided by financing activities	88,680	30,487	68,413
Change in cash and cash equivalents	(4,637)	11,400	8,947
Cash and cash equivalents at beginning of year	66,642	55,242	46,295
Cash and cash equivalents at end of year	$ 62,005	$ 66,642	$ 55,242
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 7,289	$ 4,646	$ 5,476
Interest.	10,404	7,335	4,003

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2006, 2005 and 2004

	Shares of Common Stock Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholder's Equity
	(dollars in thousands)						
Balance - December 31, 2003	11,135,232	$11,135	$ 6,487	$69,280	$ (126)	$(19,394)	$ 67,382
Net income	—	—	—	9,345	—	—	9,345
Dividends declared - $0.40 per share	—	—	—	(3,446)	—	—	(3446)
Other comprehensive loss, net of tax benefit of $88	—	—	—	—	(162)	—	(162)
Tax benefit from gains on stock option exercise	—	—	107	—	—	—	107
Purchase of treasury stock	—	—	—	—	—	(2,574)	(2,574)
Retirement of treasury stock	(4,234)	(4)	(38)	—	—	31	(11)
Common stock issued	41,584	41	556	—	—	—	597
Balance - December 31, 2004	11,172,582	$11,172	$ 7,112	$75,179	$ (288)	$(21,937)	$ 71,238
Net income	—	—	—	11,350	—	—	11,350
Dividends declared - $0.42 per share	—	—	—	(3,599)	—	—	(3,599)
Other comprehensive loss, net of tax benefit of $191	—	—	—	—	(355)	—	(355)
Tax benefit from gains on stock option exercise	—	—	139	—	—	—	139
Purchase of treasury stock	—	—	—	—	—	(1,990)	(1,990)
Retirement of treasury stock	(4,480)	(4)	(39)	—	—	43	—
Common stock issued	53,797	54	676	—	—	—	730
Balance - December 31, 2005	11,221,899	$11,222	$ 7,888	$82,930	$ (643)	$(23,884)	$ 77,513
Cumulative effect adjustment of prior year misstatements	—	—	—	408	—	—	408
Net Income	—	—	—	12,716	—	—	12,716
Dividends declared - $0.46 per share	—	—	—	(3,948)		—	(3,948)
Other comprehensive income, net of tax expense of $227	—	—	—	—	421	—	421
Tax benefit from gains on stock option exercise	—	—	293	—	—	—	293
Purchase of treasury stock	—	—	—	—	—	(3,406)	(3,406)
Retirement of treasury stock	(4,671)	(5)	(41)	—	—	46	—
Common stock issued	155,954	156	2,458	—	—	—	2,614
Adjustment to initially apply FAS 158, net of tax benefit	—	—	—	—	(4,228)	—	(4,228)
Balance - December 31, 2006	11,373,182	$11,373	$10,598	$92,106	$ (4,450)	$(27,244)	$ 82,383

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31, 2006	2005	2004
	(dollars in thousands)		
Net income	**$12,716**	$11,350	$9,345
Other comprehensive income:			
Unrealized investment gains (losses), net of tax expense (benefit) of $76, ($141) and ($70), respectively	**140**	(263)	(129)
Change in unfunded pension liability, net of tax expense (benefit) of $151, ($50) and ($18), respectively	**281**	(92)	(33)
Comprehensive income	**$13,137**	$10,995	$9,183

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of Business

The Bryn Mawr Trust Company (the "Bank") received its Pennsylvania banking charter in 1889 and is a member of the Federal Reserve System. In 1986, Bryn Mawr Bank Corporation (the "Corporation") was formed and on January 2, 1987, the Bank became a wholly-owned subsidiary of the Corporation. The Bank and Corporation are headquartered in Bryn Mawr, PA, a western suburb of Philadelphia, PA. The Corporation and its subsidiaries provide wealth management, community banking, residential mortgage lending, insurance and business banking services to its customers through eight full service branches and seven retirement community offices throughout Montgomery, Delaware and Chester counties. The Corporation trades on the NASDAQ Global Market ("NASD") under the symbol BMTC.

The Corporation operates in a highly competitive market area that includes local, national and regional banks as competitors along with savings banks, credit unions, insurance companies, trust companies, registered investment advisors and mutual fund families. The Corporation and its subsidiaries are regulated by many regulatory agencies including the Securities and Exchange Commission ("SEC"), NASD, Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve and the Pennsylvania Department of Banking.

Basis of Presentation

The accounting policies of the Corporation conform with accounting principles generally accepted in the United States of America ("GAAP") and predominate practice with the banking industry. Statements of the Financial Accounting Standards Board are noted in these statements by the abbreviation "FAS".

The Consolidated Financial Statements include the accounts of the Corporation and its wholly owned subsidiaries. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. All material inter-company transactions and balances have been eliminated.

In preparing the Financial Statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits with other banks with original maturities of three months or less. Cash balances required to meet regulatory reserve requirements of the Federal Reserve Board amounted to $2.143 million and $1.175 million at December 31, 2006 and 2005, respectively.

Investment Securities

Investment securities which are held for indefinite periods of time, which management intends to use as part of its asset/liability strategy, or which may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements, or other similar factors, are classified as available for sale and are carried at fair value. Net unrealized gains and losses for such securities, net of tax, are required to be recognized as a separate component of shareholders' equity and excluded from determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Portfolio Loans and Leases

The Corporation grants construction, commercial, residential mortgage and consumer loans to customers primarily in Southeastern Pennsylvania and small ticket equipment leasing to customers nationwide. Although the Corporation has a diversified loan and lease ("loans") portfolio, its debtors' ability to honor their contracts is substantially dependent upon the real estate and general economic conditions of the region.

Loans that the Corporation has the intent and ability to hold for the foreseeable future or until maturity or pay-off, generally are reported at their outstanding principal balance adjusted for charge-offs, the allowance for loan and lease losses and any deferred fees or costs on originated loans and leases. Interest income is accrued on the unpaid principal balance.

Loan and lease origination fees and loan and lease origination costs are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans and leases is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Loans and leases are placed on non-accrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on non-accrual status or charged-off is reversed against interest income. The interest received on these loans is applied to reduce the carrying value of the loan or, if principal is considered fully collectible, recognized as interest income until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("allowance") is established through a provision for loan and lease losses ("provision") charged as an expense. Loans and leases ("loans") are charged against the allowance when Management believes that the collectibility of principal is unlikely. The allowance is maintained at a level that Management believes is sufficient to absorb estimated probable credit losses.

Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by Management. Consideration is given to a variety of factors in establishing these estimates including specific terms and conditions of loans, underwriting standards, delinquency statistics, industry concentration, overall exposure to a single customer, adequacy of collateral, the dependence on collateral, and results of internal loan review, including borrowers perceived financial and management strengths, the amounts and timing of the present value of future cash flows, and access to additional funds. The evaluation process also considers the impact of competition, current and expected economic conditions, national and international events, the regulatory and legislative environment and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from Management estimates, an additional provision for loan losses may be required that might adversely affect the Corporation's results of operations in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require the Corporation to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by Management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Other Real Estate Owned

Other real estate owned ("OREO") consists of assets that the Corporation has acquired through foreclosure, by accepting a deed in lieu of foreclosure, or by taking possession of assets that were used as loan collateral. The Corporation reports OREO as a component of "Other Assets" on the balance sheet at the lower of cost or estimated fair value less cost to sell, adjusted periodically based on current appraisals.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and rent are recorded using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the expected lease term or the estimated useful lives, whichever is shorter.

Pension and Postretirement Benefit Plans

The Corporation has two defined benefit pension plans and one postretirement benefit plan as discussed in Note 11 – Pension and Postretirement Benefit Plans. The Corporation follows the disclosure provisions of FAS No. 132R – "Employer's Disclosure About Pensions and Other Postretirement Benefits" ("FAS 132R"). Net pension expense consists of service cost, interest cost, return on plan assets, amortization of prior service cost, amortization of transition obligations and amortization of net actuarial gains and losses. The Corporation accrues pension costs as incurred.

The Corporation adopted FAS No. 158 – "Employers' Accounting for Defined Benefit Plans and Other Post Retirement Plans" ("FAS 158") on December 31, 2006. As a result of this adoption, the Corporation recorded an additional pension liability resulting in a reduction of accumulated other comprehensive income in 2006.

Accounting for Stock-Based Compensation

The Corporation adopted FAS No. 123R – "Share Based Payments – Amendment of FASB No. 123 and APB No. 25" ("FAS 123R") effective January 1, 2006. FAS 123R establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as an expense over the vesting period. The Corporation previously applied Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations and provided the required pro forma disclosures of FAS No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

Generally, the approach in FAS 123R to stock-based payment accounting is similar to FAS 123. However, FAS 123R requires all share-based payments, including grants of stock options, be recognized as compensation cost in the statement of income at their fair value. The fair value of stock option grants is determined using the Black-Scholes pricing model. The assumptions necessary for the calculation of the fair value are expected life of options, annual volatility of stock price, risk free interest rate and annual dividend yield. Pro forma disclosure for periods beginning after December 15, 2005 is not an alternative under FAS 123R.

The Corporation elected to adopt FAS 123R using the modified prospective application method in which compensation cost is recognized beginning with the effective date (a) based upon the requirements of FAS 123R for all share-based payments granted after the effective date, and (b) based on the requirements of FAS 123 for all awards granted prior to the effective date of FAS 123R that remain unvested on the effective date.

In June 2005, the Corporation accelerated the vesting of 83,916 out-of-the-money options, issued to employees, executive management and directors, which resulted in a proforma after-tax expense of $280 thousand included in the stock based compensation cost in the table below. The purpose of this transaction was to avoid the expense treatment of FAS 123R in 2006 and 2007.

Stock-based compensation expense for 2006 and proforma expense for 2005 and 2004 are shown in the table below:

	For the Years Ended December 31,								
	2006			2005			2004		
(dollars in thousands)	Using Previous Accounting	FAS 123R Effects	As Reported	As Reported	FAS 123 Effects	Proforma Accounting	As Reported	FAS 123 Effects	Proforma Accounting
Income before taxes	**$ 19,464**	**$ (59)**	**$ 19,405**	$17,278	$(2,135)	$ 15,413	$14,097	$ (144)	$ 13,953
Income taxes	**(6,710)**	**21**	**(6,689)**	(5,928)	747	5,181	(4,752)	50	(4,702)
Net income	**12,754**	**(38)**	**12,716**	11,350	(1,388)	9,962	9,345	(94)	9,251
Basic earnings per share	**1.48**	**0.00**	**1.48**	1.33	(.16)	1.17	1.09	(0.02)	1.07
Diluted earnings per share	**1.47**	**(0.01)**	**1.46**	1.31	(.16)	1.15	1.07	(0.01)	1.06

See Note 14, Earnings Per Share, and Note 13, Stock Option Plan, in these Consolidated Financial Statements for additional information regarding equity based compensation and earnings per share, respectively.

Earnings Per Common Share

The Corporation follows the provisions of FAS No. 128 – "Earnings Per Share" ("FAS 128"). Basic earnings per common share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during this period. Diluted earnings per common share takes into account the potential dilution that could occur if stock options were exercised and converted into common stock. Proceeds assumed to have been received on such exercise are assumed to be used to purchase shares of the Corporation's common stock at the average market price during the period, as required by the "treasury stock method" of accounting. The effects of stock options are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition

With the exception of non-accrual loans and leases, the Corporation recognizes all sources of income on the accrual basis.

Mortgage Servicing

The Corporation performs various servicing functions on loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for these services.

Mortgage servicing rights (MSRs) are recognized as separate assets when rights are retained through the sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated quarterly for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rate and terms. Fair value is determined based upon discounted cash flows using market-based assumptions. Impairment is recognized on the income statement to the extent the fair value is less than the capitalized amount for the stratum. A valuation allowance is utilized to record temporary impairment in MSRs. Temporary impairment is defined as impairment that is not deemed permanent. Permanent impairment is recorded as a reduction of the MSR and will not be reversed.

Statement of Cash Flows

The Corporation's statement of cash flows details operating, investing and financing activities during the reported periods.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

FAS 155

In February 2006, the FASB issued FAS No. 155 – "Accounting for Certain Hybrid Financial Instruments" ("FAS 155"). Among other things, this Statement permits fair value remeasurement for certain hybrid financial instruments and requires that entities evaluate whether beneficial interests contain embedded derivatives or are derivatives in their entirety.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Corporation did not early adopt FAS 155. The Corporation has not yet determined whether FAS 155 will have a material impact on its consolidated financial statements in the future.

FAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("FAS 156"). FAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset. FAS 156 also requires fair value measurement of a servicing asset or liability upon initial recognition and permits different methods to subsequently measure each class of separately recognized servicing assets and servicing liabilities. This Statement additionally permits under certain circumstances a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under FAS 115.

This Statement becomes effective at the beginning of the first fiscal year that begins after September 15, 2006. The Corporation did not early adopt SFAS 156. The Corporation has determined that FAS 156 will not have a material impact on its consolidated financial statements upon adoption.

FIN 48

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No. 109." FIN 48 provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Corporation is not required to adopt FIN 48 until fiscal year 2007. The Corporation does not expect that the adoption of FIN 48 will have a material impact on its financial condition or operations.

FAS 157

In September 2006, the FASB issued FAS No. 157 – "Fair Value Measurements" ("FAS 157"). FAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The Statement applies only to fair-value measurements that are already required or permitted by other accounting standards.

FAS 157 is effective for fair-value measures already required or permitted by other standards for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Corporation did not early adopt FAS 157 and has not yet determined whether this Statement will have a material impact on its consolidated financial statements upon adoption.

FAS 158

FAS 158 requires employers to recognize on their balance sheets the funded status of pension and other postretirement benefit plans as of December 31, 2006. FAS 158 also requires fiscal-year-end measurements of plan assets and benefit obligations, eliminating the use of earlier measurement dates currently permissible. The new measurement date requirement is effective for fiscal years ending after December 15, 2008. The Corporation adopted FAS 158 effective on December 31, 2006. As a result of the adoption, the Corporation recorded an additional pension liability resulting in the reduction of accumulated other comprehensive income as discussed in Note 11 – Pension and Post Retirement Benefit Plans.

FAS 159

In February 2007 the FASB issued FAS No. 159 – "The Fair Value Option for Financial Assets and Liabilities – Including an Amendment of FASB Statement No. 115" ("FAS 159").

branch location to an independent third party in February 2007.

Future minimum cash rent commitments under various operating leases as of December 31, 2006 are as follows:

(dollars in thousands)	
2007	$ 891
2008	950
2009	884
2010	891
2011	891
Thereafter	$ 17,418

Rent expense for the years ended December 31, 2006, 2005 and 2004 amounted to $905 thousand, $769 thousand and $723 thousand, respectively.

6. Mortgage Servicing

The following summarizes the Corporation's activity related to MSRs for the years ended December 31, 2006 and 2005:

(dollars in thousands)	2006	2005
Balance, January 1	**$ 2,982**	$ 3,172
Additions	**263**	416
Amortization	**(348)**	(606)
Impairment	**(14)**	—
Balance, December 31	**$ 2,883**	$ 2,982
Fair Value	**$ 4,289**	$ 4,843
Loans serviced for others	**$ 382,141**	$ 417,649

The following summarizes the Corporation's activity related to changes in the impairment valuation allowance of MSRs for the years ended December 31, 2006 and 2005:

	2006	2005
Balance, January 1	**$ —**	$ —
Impairment	**(14)**	42
Recovery	**—**	(42)
Balance, December 31	**$ (14)**	$ —

At December 31, 2006, key economic assumptions and the sensitivity of the current fair value of MSRs to immediate 10 and 20 percent adverse changes in those assumptions are as follows:

Fair value amount of MSRs	$ 4,289
Weighted average life (in years)	6.6
Prepayment speeds (constant prepayment rate)*	11.6%
Impact on fair value:	
10% adverse change	(180)
20% adverse change	(349)
Discount rate	11.0%
Impact on fair value:	
10% adverse change	(118)
20% adverse change	(239)

* *Represents the weighted average prepayment rate for the life of the MSR asset.*

These assumptions and sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption. In realty, changes in one factor may result in changes in another, which could magnify or counteract the sensitivities.

7. Deposits

Following is a summary of deposits as of December 31,

(dollars in thousands)	2006	2005
Savings	**$ 40,441**	$ 46,258
NOW accounts	**143,742**	154,319
Market rate accounts	**111,338**	112,319
Time deposits (less than $100,000)	**80,110**	67,541
Time deposits, $100,000 or more	**120,336**	82,781
Wholesale deposits	**19,976**	5,000
Total interest-bearing deposits	**515,943**	468,218
Non-interest-bearing deposits	**198,546**	168,042
Total deposits	**$714,489**	$636,260

The aggregate amount of deposit overdrafts included as loans as of December 31, 2006 and 2005 were $473 thousand and $1.870 million, respectively.

Maturity of time deposits as of December 31, 2006 were as follows:

(dollars in thousands)	$100,000 or more	Less than $100,000
Maturing during:		
2007	$118,470	$ 73,900
2008	1,521	4,556
2009	110	1,219
2010	235	237
2011	—	45
2012 and Thereafter	—	153
Total	$120,336	$ 80,110

8. Borrowed Funds

The year end borrowing of $15 million is a mid-term advance with an original maturity of six months. This advance is priced at one month LIBOR plus six basis points with the rate resetting monthly.

(dollars in thousands)	2006	2005	2004
Average balance during the year	**$19,442**	$ 1,700	$ 849
Year end balance	**15,000**	—	—
Highest month end balance	**46,300**	12,385	13,100
Weighted-average interest rate during the year	**5.36%**	3.35%	1.18%
Weighted-average interest rate at year end	**5.41%**	—	—

9. Disclosure about Fair Value of Financial Instruments

SFAS No. 107 – "Disclosures about Fair Value of Financial Instruments" ("FAS 107") requires disclosure of the fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other market value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investment Securities

Estimated fair values for investment securities are based on quoted market price, where available.

Loans and Leases

For variable rate loans that reprice frequently and which have no significant change in credit risk, estimated fair values are based on carrying values. Fair values of certain mortgage loans and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The estimated fair value of nonperforming loans is based on discounted estimated cash flows as determined by the internal loan review of the Bank or the appraised market value of the underlying collateral, as determined by independent third party appraisers.

Other Assets

The carrying amount of accrued interest receivable and other investments approximates fair value.

Deposits

The estimated fair values disclosed for noninterest-bearing demand deposits, NOW accounts, and Market Rate accounts are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of expected monthly maturities on the certificate of deposit. FAS 107 defines the fair value of demand deposits as the amount payable on demand and prohibits adjusting estimated fair value from any value derived from retaining those deposits for an expected future period of time.

Borrowed Funds

Due to the short term nature of the maturities the carrying amount of the borrowings approximates the fair value. There were $15 million in borrowed funds at December 31, 2006 and no borrowed funds as of December 31, 2005.

Other Liabilities

The carrying amounts of accrued interest payable, accrued taxes payable and other accrued payables approximates fair value.

Off-Balance Sheet Instruments

Estimated fair values of the Corporation's off-balance sheet instruments (standby letters of credit and loan commitments) are based on fees and rates currently charged to enter into similar loan agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Since fees and rates charged for off-balance sheet items are at market levels when set, there is no material difference between the stated amount and estimated fair values of off-balance sheet instruments.

The carrying amount and estimated fair value of the Corporation's financial instruments as of December 31 are as follows:

	2006		2005	
(dollars in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	**$ 61,473**	**$ 61,473**	$ 33,896	$ 33,896
Interest-bearing deposits with other banks	**532**	**532**	405	405
Federal funds sold	**—**	**—**	32,341	32,341
Investment securities	**48,232**	**48,232**	33,397	33,397
Mortgage servicing rights	**2,883**	**4,289**	2,982	4,843
Loans held for sale	**3,726**	**3,726**	2,765	2,765
Other assets	**8,635**	**8,635**	4,859	4,859
Net loans	**673,169**	**669,042**	587,763	580,370
Total financial assets	**$798,650**	**$795,929**	$698,408	$692,876
Financial liabilities:				
Deposits	**$714,489**	**$713,616**	$636,260	$635,443
Borrowed funds	**15,000**	**15,000**	—	—
Other liabilities	**4,572**	**4,572**	3,951	3,951
Total financial liabilities	**$734,064**	**$733,188**	$640,211	$639,394
Off-balance sheet instruments	**$325,995**	**$325,995**	$328,069	$328,069

10. Thrift and Savings Plan ("Thrift Plan")

The Corporation has a qualified defined contribution plan for all eligible employees under which the Corporation contributes $1.00 for each $1.00 that an employee contributes up to a maximum of 3.00% of the employee's base salary. The Corporation's expenses for the Thrift Plan were $362 thousand, $339 thousand and $347 thousand in 2006, 2005 and 2004 respectively.

11. Pension and Postretirement Benefit Plans

The Corporation has two defined benefit pension plans, the qualified defined benefit plan ("QDBP") which covers all employees over age 20 1/2 who meet certain service requirements and the non-qualified defined benefit pension plan ("SERP") which is restricted to certain executive officers of the Corporation. The Corporation also has a postretirement benefit plan ("PRBP") that covers certain retired employees and a group of current employees. The PRBP was closed to new participants in 1994.

The Corporation adopted FAS 158 on December 31, 2006. As a result of its adoption, the Corporation recorded additional pension liabilities of $6.5 million, deferred taxes of $2.3 million and a reduction of accumulated other comprehensive income (shareholder's equity) of $4.2 million effective December 31, 2006.

This reduction in shareholder's equity does not have an impact on regulatory capital, as Federal bank and thrift regulatory agencies announced an interim decision in December 2006 that FAS No. 158 will not affect a bank organization's regulatory capital in 2006. See Note 20 – Regulatory Capital Requirements for more information.

The following table provides information with respect to these plans, including benefit obligations and funded status, net periodic pension costs, plan assets, cash flows, amortization information and other accounting items.

Actuarial Assumptions Used in the Tables Below:

	QDBP		SERP		PRBP	
	2006	2005	2006	2005	2006	2005
Used to determine benefit obligations as of December 31:						
Discount rate	**5.75%**	5.75%	**5.75%**	5.75%	**5.75%**	5.75%
Rate of increase for future compensation	**4.00%**	4.00%	**4.00%**	4.00%	**4.00%**	4.00%
Used to determine periodic benefit cost for the years ended December 31:						
Discount rate	**5.75%**	6.00%	**5.75%**	6.00%	**5.75%**	6.00%
Rate of increase for future compensation	**4.00%**	4.00%	**4.00%**	4.00%	**4.00%**	4.00%
Expected long-term rate of return on plan assets	**8.50%**	8.50%	**N/A**	N/A	**N/A**	N/A
Assumed health care cost trend rates as of December 31:						
Cost trend rate assumed for next year	**N/A**	N/A	**N/A**	N/A	**10.00%**	11.00%
Rate to which the cost trend rate is assumed to decline	**N/A**	N/A	**N/A**	N/A	**0.00%**	0.00%
Year that the rate reaches the ultimate trend rate	**N/A**	N/A	**N/A**	N/A	**2007**	2006

Changes in Benefit Obligations and Plan Assets:

(dollars in thousands)	QDBP 2006	QDBP 2005	SERP 2006	SERP 2005	PRBP 2006	PRBP 2005
Change in benefit obligation						
Benefit obligation at January 1	**$28,748**	$26,348	**$ 2,012**	$ 2,058	**$ 2,448**	$ 3,152
Service cost	**1,155**	1,123	**36**	44	**12**	12
Interest cost	**1,591**	1,538	**99**	112	**108**	143
Amendments	**—**	—	**—**	—	**—**	(860)
Actuarial (gain) loss	**(498)**	642	**(229)**	(71)	**(499)**	218
Benefits paid	**(1,005)**	(903)	**(130)**	(131)	**(188)**	(217)
Benefit obligation at December 31	**$29,991**	$28,748	**$ 1,788**	$ 2,012	**$ 1,881**	$ 2,448
Change in plan assets						
Fair value of plan assets at January 1	**$26,726**	$25,839	**$ —**	$ —	**$ —**	$ —
Actual return on plan assets	**2,800**	902	**—**	—	**—**	
Employer contribution	**2,100**	939	**130**	131	**188**	217
Plan participants' contribution	**—**	—	**—**	—	**—**	—
Benefits paid	**(1,005)**	(903)	**(130)**	(131)	**(188)**	(217)
Administrative expense	**—**	(50)	**—**	—	**—**	—
Fair value of plan assets at December 31	**$30,621**	$26,727	**$ —**	$ —	**$ —**	$ —
Funded status at year end (plan assets less benefit obligation)	**$ 630**	$ (2,021)	**$ (1,788)**	$ (2,012)	**$ (1,881)**	$ (2,448)

Reconciliation of funded status:

A reconciliation of the funded status at the end of the measurement period to the net amounts recognized in the consolidated balance sheet as of December 31 as follows:

(dollars in thousands)	QDBP 2006	QDBP 2005	SERP 2006	SERP 2005	PRBP 2006	PRBP 2005
Funded status at December 31	**$ 630**	$ (2,021)	**$ (1,788)**	$ (2,012)	**$ (1,881)**	$ (2,448)
Unrecognized net actuarial (gain) loss	**N/A**	7,226	**N/A**	384	**N/A**	1,747
Unrecognized prior service cost	**N/A**	195	**N/A**	174	**N/A**	(742)
Unrecognized transition obligation (asset)	**N/A**	—	**—**	N/A	**N/A**	181
Net assets (liabilities) included in the consolidated balance sheet	**$ 630**	$ 5,400	**$ (1,788)**	$ (1,454)	**$ (1,881)**	$ (1,262)
Amounts included in the consolidated balance sheet as other assets (liabilities) & accumulated other comprehensive income including the following:						
Prepaid benefit cost/(accrued liability)	**$ 6,408**	$ 5,400	**$ (1,744)**	$ (2,000)	**$ (1,197)**	$ (1,262)
Intangible asset	**—**	—	**—**	174	**—**	—
Accumulated other comprehensive income	**(5,778)**	—	**(44)**	372	**(684)**	—
Net amount recognized	**$ 630**	$ 5,400	**$ (1,788)**	$ (1,454)	**$ (1,881)**	$ (1,262)

The following tables provide the components of net periodic pension costs for the years ended December 31, 2006, 2005 and 2004:

QDBP Net Periodic Pension Cost

(dollars in thousands)	2006	2005	2004
Service cost	**$ 1,155**	$ 1,123	$ 1,083
Interest cost	**1,591**	1,538	1,455
Expected return on plan assets	**(2,223)**	(2,153)	(1,937)
Amortization of transition obligation (asset)	**—**	—	81
Amortization of prior service cost	**81**	81	—
Amortization of net actuarial (gain) loss	**488**	350	253
Net periodic pension cost	**$ 1,092**	$ 939	$ 935

SERP Net Periodic Pension Cost

(dollars in thousands)	2006	2005	2004
Service cost	**$ 36**	$ 44	$ 51
Interest cost	**99**	112	118
Expected return on plan assets	**—**	—	—
Amortization of transition obligation (asset)	**—**	—	49
Amortization of prior service cost	**49**	49	—
Amortization of net actuarial (gain) loss	**—**	23	32
Net periodic pension cost	**$ 184**	$ 228	$ 250

PRBP Net Periodic Pension Cost

(dollars in thousands)	2006	2005	2004
Service cost	**$ 12**	$ 12	$ 21
Interest cost	**108**	143	188
Expected return on plan assets	**—**	—	—
Amortization of transition obligation (asset)	**26**	25	26
Amortization of prior service cost	**(137)**	(137)	—
Amortization of net actuarial (gain) loss	**126**	203	185
Net periodic pension cost	**$ 135**	$ 246	$ 420

Adoption of FAS 158

The following tables reflect information relative to the adoption of FAS 158:

(dollars in thousands)	December 31, 2006 Prior to Adoption of FAS 158	FAS 158 Adoption Adjustment	December 31, 2006 Post Adoption of FAS 158
QDBP prepaid expense	$ 6,408	$ (5,778)	$ 630
SERP liability	(1,744)	(44)	(1,788)
PRBP liability	(1,197)	(684)	(1,881)
Accumulated other comprehensive income (loss), net of taxes	(222)	(4,228)	(4,450)
Deferred taxes	(1,315)	2,277	962

Estimated amounts that will be amortized from accumulated other comprehensive income over the next fiscal year:

(dollars in thousands)	QDBP	SERP	PRBP
Expected 2007 amortization of transition obligation	$ —	$ —	$ 26
Expected 2007 amortization of prior service cost	81	48	(138)
Expected 2007 amortization of net loss	—	—	—

Plan Assets:

	Target Asset Allocation	Percentage of QDBP Plan Assets at December 31 2006	2005
Asset Category			
Equity Securities*	**40% - 60%**	**67%**	61%
Debt Securities	**25% - 40%**	**29%**	31%
Real Estate	**5% - 15%**	**0%**	0%
Other	**5% - 15%**	**4%**	8%
Total		**100%**	100%

* *Includes Bryn Mawr Bank Corporation common stock in the amount of $721,000 (2%) and $661,000 (2%) at December 31, 2006 and 2005, respectively.*

The expected rate of return on plan assets in the QDBP was selected by Management after consultation with the Corporation's actuary, and is based in part on long term historical rates of return and various actuarial assumptions. The discount rate was also selected by Management after consultation with the Corporation's actuary, and is based in part upon the current yield of a basket of long term investment grade securities.

The investment strategy of the QDBP is to maintain the investment ranges listed above. The target ranges are to be periodically reviewed based on the prevailing market conditions. Any modification to the current investment strategy must be ratified by the Executive Committee of the Corporation's Board of Directors. The QDBP will retain approximately 2.50% of Bryn Mawr Bank Corporation common stock.

Cash Flows

The following benefit payments, which reflect expected future services, are expected to be paid over the next ten years:

(dollars in thousands)	QDBP	SERP	PRBP
Fiscal year ending			
2007	$ 1,241	$ 130	$ 235
2008	1,343	135	230
2009	1,438	135	224
2010	1,493	135	209
2011	1,523	134	200
2012-2016	$ 9,007	$ 751	$ 740

Other Pension and Post Retirement Benefit Information

In 2005 the Corporation capped the maximum payment under the post retirement benefit plan at 120% of the 2005 benefit. The current trend of 10% will achieve the cap in two years. Long term the impact of the cap will have an immaterial impact on the change in the trend.

Expected Contribution to be Paid in the Next Fiscal Year

Based on the status of the Corporation's QDBP at December 31, 2006 no minimum funding requirement is anticipated for 2007. The 2007 expected contribution for the SERP is $132 thousand.

12. Applicable Income Taxes

The components of the net deferred tax asset (liabilities) as of December 31 are as follows:

(dollars in thousands)	2006	2005
Deferred tax assets:		
Loan and lease loss reserve	**$ 2,843**	$ 2,591
Other reserves	**379**	293
Pension - SERP and PRBP	**928**	1,125
FAS 158 pension adjustments	**2,277**	—
Unrealized depreciation on investment securities	**140**	216
Total deferred tax assets	**6,567**	4,225
Deferred tax liabilities:		
Depreciation	**(146)**	(268)
Other reserves	**—**	(314)
Cumulative effect of prior year misstatements (SAB 108)	**(223)**	—
Pension - QDBP	**(2,243)**	(1,890)
Originated mortgage servicing rights	**(1,009)**	(1,044)
Total deferred tax liability	**(3,621)**	(3,516)
Total net deferred tax assets	**$ 2,946**	$ 709

There was no valuation allowance as of December 31, 2006 and 2005 as management believes that it is more likely than not that the net deferred tax asset will be realized.

The provision for income taxes consists of the following:

(dollars in thousands)	2006	2005	2004
Currently payable	**$7,185**	$6,449	$4,714
Deferred	**(496)**	(521)	38
Total	**$6,689**	$5,928	$4,752

Applicable income taxes differed from the amount derived by applying the statutory federal tax rate to income as follows:

(dollars in thousands)	2006	2005	2004
Computed tax expense at statutory federal rate	**$6,792**	$6,047	$4,934
Tax-exempt income	**(266)**	(187)	(140)
Other, net	**163**	68	(42)
Total income tax expense	**$6,689**	$5,928	$4,752

13. Stock Option Plan:

The Corporation's Stock Option Plan (the "SOP") permits the issuance of options by the Board's Compensation Committee to key employees and Directors to purchase shares of the Corporation's common stock. The option price is set at the last sale price for the stock on the day preceding the date of the grant. Options may either be "incentive stock options" within the meaning of the Internal Revenue Service Code or non-qualified options. The stock options are exercisable over a period determined by the Compensation Committee; however, the option period will not be longer than ten years from the date of the grant. The Compensation Committee determines the vesting period for the options. Unless the Compensation Committee provides to the contrary, at the time the options are granted, options vest at the rate of 33-1/3% per year. Shares subject to the SOP are currently authorized but unissued shares or treasury shares.

(dollars in thousands)	Shares Under Option	Available for Option	Price Per Share	Weighted Average Exercise Price
Balance at January 1, 2004	594,384	16,512	$ 4.34 – $21.68	$ 14.69
Options authorized	—	431,143	—	—
Options granted	138,750	(138,750)	$20.47 – $22.68	20.51
Options exercised	(37,350)	—	$10.50 – $18.46	13.11
Options expired	(5,002)	5,002	$15.15 – $18.32	18.32
Options forfeited	(37,998)	37,998	$14.49 – $18.32	17.76
Balance at December 31, 2004	652,784	351,905	$ 4.34 – $22.68	$ 14.66
Options granted	342,175	(342,175)	$18.91 – $21.21	19.97
Options exercised	(49,317)	—	$12.25 – $18.91	13.09
Options expired	(3,334)	3,334	$15.15 – $18.32	17.50
Options forfeited	(8,000)	8,000	$15.15 – $20.47	19.02
Balance at December 31, 2005	934,308	21,064	$ 6.25 – $22.68	$ 17.44
Options granted	11,375	(11,375)	$21.74 – $23.67	22.89
Options exercised	(151,283)	—	$ 6.25 – $21.21	16.59
Options expired	(4,500)	4,500	$21.21 – $21.68	21.31
Options forfeited	—	—	—	—
Balance at December 31, 2006	**789,900**	**14,189**	**$ 8.45 – $23.67**	**$ 17.66**

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Price Range of Shares Under Option at December 31, 2006					
(dollars in thousands)	Shares Under Option	Price Per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	51,200	$ 8.45 – $10.75	2.7	$10.07	51,200	$10.07
	157,700	$12.25 – $15.15	3.1	13.31	157,700	13.31
	323,200	$16.25 – $18.91	7.2	18.34	323,200	18.34
	257,800	$19.11 – $23.67	8.4	20.98	246,425	20.89
Balance at December 31, 2006	**789,900**	**$ 8.45 – $23.67**	**6.3**	**$17.66**	**778,525**	**$17.58**

Shares exercisable and weighted average exercise price at December 31, 2006, 2005 and 2004:

	2006	2005	2004
Shares exercisable	**778,525**	900,974	412,479
Weighted average exercise price	**$17.58**	$17.42	$13.58

Expected dividend yield is determined based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant. Expected volatility of the Corporation's stock is determined based on the historic volatility of the company's stock price. The risk free interest rate is determined based on a yield curve of the U.S. Treasury rates ranging from one month to ten years and a period commensurate with the expected life of the option.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006, 2005 and 2004 as follows:

	2006	2005	2004
Expected dividend yield	**1.94% - 2.03%**	2.07%	1.76%
Expected volatility of Corporations' stock	**23.56 - 24.61%**	20.5%	21.1%
Risk-free interest rate	**5.00%**	4.50%	3.90%
Expected life in years	**6.0 - 6.8**	6	6
Weighted average fair value of options granted	**$6.45**	$4.41	$4.61

Stock appreciation rights may be granted in tandem with non-qualified stock options. No stock appreciation rights have been granted under the SOP.

The following table provides information about options outstanding for the twelve months ended December 31, 2006, 2005 and 2004:

	2006			2005			2004		
	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Options outstanding, beginning of period	**934,308**	**$17.44**	**$3.74**	652,784	$15.80	$3.31	594,384	$14.69	$2.99
Granted	**11,375**	**22.89**	**6.44**	342,175	19.97	4.41	138,750	20.51	4.61
Forfeited	**—**	**—**	**—**	(8,000)	19.77	4.42	(37,998)	17.76	3.76
Expired	**(4,500)**	**21.31**	**4.84**	(3,334)	17.50	3.66	(5,002)	18.32	3.72
Exercised	**(151,283)**	**16.59**	**3.54**	(49,317)	13.09	2.65	(37,350)	13.39	2.62
Options outstanding, end of period	**789,900**	**$17.66**	**$3.81**	934,308	$17.44	$3.73	652,784	$15.80	$3.31

The following table provides information about unvested options for the twelve months ended December 31, 2006, 2005 and 2004:

	2006		2005		2004	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested options, beginning of period	**33,334**	**$3.99**	246,753	$4.29	257,701	$3.70
Granted	**11,375**	**6.44**	342,175	4.41	138,750	4.61
Vested	**(33,334)**	**3.98**	(550,594)	4.39	(110,701)	3.49
Forfeited	**—**	**—**	(5,000)	4.42	(38,997)	3.76
Unvested options, end of period	**11,375**	**$6.44**	33,334	$3.98	246,753	$4.29

Proceeds, related tax benefits realized from options exercised, and intrinsic value of options exercised were as follows:

(dollars in thousands)	2006	2005	2004
Proceeds from strike price of value of options exercised	**$2,511**	$643	$500
Related tax benefit recognized	**293**	139	107
Proceeds of options exercised	**2,804**	782	607
Intrinsic value of options exercised	**$ 838**	$397	$305

The following table provides information about options outstanding and exercisable options at December 31, 2006, 2005 and 2004:

	2006		2005		2004	
	Options Outstanding	Exercisable Options	Options Outstanding	Exercisable Options	Options Outstanding	Exercisable Options
Number	**789,900**	**778,525**	934,308	900,974	652,784	403,031
Weighted average exercise price	**$17.66**	**$17.58**	$17.44	$17.42	$15.80	$13.61
Aggregate intrinsic value	**4,723,408**	**4,714,695**	3,943,449	3,822,955	4,253,014	3,519,841
Weighted average contractual term	**6.3**	**6.3**	6.9	6.9	6.5	5.2

The unamortized stock based compensation expense at December 31, 2006 is $68,344 which will be recognized over the next 35 months.

14. Earnings Per Share

The calculation of basic earnings per share and diluted earnings per share is presented below. All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits. See Note 1 – Summary of Significant Accounting Policies: Earnings Per Common Share for a discussion on the calculation of earnings per share.

Earnings Per Share

	Year Ended December 31,		
(dollars in thousands, except per share data)	2006	2005	2004
Numerator - Net income available to common shareholders	$ 12,716	$ 11,350	$ 9,345
Denominator for basic earnings per share – Weighted average shares outstanding	8,578,050	8,563,027	8,610,171
Effect of dilutive potential common shares	113,579	101,200	110,854
Denominator for diluted earnings per share – Adjusted weighted average shares outstanding	8,691,629	8,664,227	8,721,025
Basic earnings per share	$ 1.48	$ 1.33	$ 1.09
Diluted earnings per share	$ 1.46	$ 1.31	$ 1.07
Antidulitive shares excluded from computation of average dilutive earnings per share	2,722	161,300	3,250

15. Other Operating Income

Components of other operating income for the years ended December 31 include:

(dollars in thousands)	2006	2005	2004
Cash management	$ 542	$ 476	$ 518
Safe deposit	330	339	321
Insurance commissions	343	318	299
Rent	244	306	246
Title insurance	67	153	112
Miscellaneous	793	656	505
Other operating income	$ 2,319	$ 2,248	$ 2,001

16. Other Operating Expense

Components of other operating expense for the years ended December 31 include:

(dollars in thousands)	2006	2005	2004
Computer processing	$ 450	$ 463	$ 531
Stationery & supplies	221	295	336
Other taxes (shares, sales & use)	463	622	466
Telephone	281	302	284
Loan processing and closing	435	489	799
Temporary help & recruiting	441	365	285
Travel and entertainment	355	317	348
Miscellaneous	2,015	1,712	1,794
Other operating expenses	$4,661	$4,565	$4,843

17. Related Party Transactions

In the ordinary course of business, the Bank granted loans to principal officers, directors and their affiliates. Loan activity during 2006 and 2005 was as follows:

Following is a summary of these transactions:

(dollars in thousands)	2006	2005
Balance, January 1	$19,070	$18,105
Additions	2,892	2,473
Amounts collected	(6,251)	(1,508)
Balance, December 31	$15,711	$19,070

Related party deposits amounted to $467 thousand and $3.230 million at December 31, 2006 and 2005, respectively.

18. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The contractual amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument of commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Some of the commitments are expected to expire without being drawn upon, and the total commitment amounts do not necessarily represent future cash requirements. Total commitments to extend credit at December 31, 2006 were $314.3 million. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include accounts receivable, marketable securities, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to a customer for a third party. Such standby letters of credits are issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is similar to that involved in extending loan facilities to customers. The collateral varies, but may include accounts receivable, marketable securities, inventory, property, plant and equipment, and residential real estate for those commitments for which collateral is deemed necessary. The Corporation's obligation under standby letters of credit as of December 31, 2006 amounted to $11.7 million. There were no outstanding bankers' acceptances as of December 31, 2006.

The Corporation has a material portion of its loans in real estate related loans. A predominant percentage of the Corporation's real estate exposure, both commercial and residential, is in the Corporation's primary trade area which includes portions of Delaware, Chester, Montgomery and Philadelphia counties in Southeastern Pennsylvania. Management is aware of this concentration and mitigates this risk to the extent possible in many ways, including the underwriting and assessment of borrower's capacity to repay.

As of December 31, 2006, the Corporation had no loans sold with recourse outstanding.

19. Dividend Restrictions

The Bank is subject to the Pennsylvania Banking Code of 1965 (the "Code"), as amended, and is restricted in the amount of dividends that can be paid to its shareholder, the Corporation. The Code restricts the payment of dividends by the Bank to the amount of its retained earnings which was $73.3 million as of December 31, 2006. However, the amount of dividends paid by the Bank cannot reduce capital levels below levels that would cause the Bank to be less than adequately capitalized as detailed in Note 20 – Regulatory Capital Requirements.

20. Regulatory Capital Requirements

Both the Corporation and the Bank are subject to various regulatory capital requirements, administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if taken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

As set forth in the following table, quantitative measures have been established to ensure capital adequacy ratios required of both the Corporation and Bank. Both the Corporation's and the Bank's Tier II capital ratios are calculated by adding back a portion of the loan loss reserve to the Tier I capital. Management believes, as of December 31, 2006 and 2005 that the Corporation and the Bank have met all capital adequacy requirements to which they are subject. Federal banking regulators have defined specific capital categories, and categories range from a best of "well capitalized "to a worst of "critically under capitalized". Both the Corporation and the Bank are classified as "well capitalized" as of December 31, 2006 and 2005.

See Note 11 – Pension and Post Retirement Benefit Plans for certain information relating to a reduction in capital and related regulatory capital impact.

The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2006 and 2005 are presented in the following table:

(dollars in thousands)	Actual Amount	Actual Ratio	Minimum to be Adequately Capitalized Amount	Minimum to be Adequately Capitalized Ratio	Minimum to be Well Capitalized Amount	Minimum to be Well Capitalized Ratio
December 31, 2006						
Total (Tier II) Capital to Risk Weighted Assets:						
Corporation	$95,090	12.46%	61,056	8.0%	76,320	10.0%
Bank	88,026	11.60%	60,703	8.0%	75,879	10.0%
Tier I Capital to Risk Weighted Assets:						
Corporation	86,832	11.38%	30,528	4.0%	45,792	6.0%
Bank	79,898	10.53%	30,351	4.0%	45,527	6.0%
Tier I Capital to Quarterly Average Assets:						
Corporation	86,832	11.04%	31,453	4.0%	39,317	5.0%
Bank	79,898	10.20%	31,344	4.0%	39,167	5.0%
December 31, 2005						
Total (Tier II) Capital to Risk Weighted Assets:						
Corporation	$85,322	12.46%	54,766	8.0%	68,457	10.0%
Bank	78,048	11.47%	54,424	8.0%	68,030	10.0%
Tier I Capital to Risk Weighted Assets:						
Corporation	77,915	11.38%	27,383	4.0%	41,074	6.0%
Bank	70,641	10.38%	27,212	4.0%	40,818	6.0%
Tier I Capital to Quarterly Average Assets:						
Corporation	77,915	11.25%	27,692	4.0%	34,615	5.0%
Bank	70,641	10.26%	27,529	4.0%	34,412	5.0%

21. Selected Quarterly Financial Data (Unaudited)

(dollars in thousands, except per share data)	Quarters Ending 2006 3/31	6/30	9/30	12/31
Interest income	$ 10,345	$ 11,098	$ 12,017	$ 12,446
Interest expense	2,164	2,795	3,627	4,021
Net interest income	8,181	8,303	8,390	8,425
Provision for loan and lease losses	154	209	258	211
Income before income taxes	4,781	4,767	4,865	4,992
Net income	$ 3,136	$ 3,137	$ 3,235	$ 3,208
Basic earnings per common share	$ .37	$ .37	$ .38	$ .37
Diluted earnings per common share	$ .36	$ .36	$ .37	$ .37

(dollars in thousands, except per share data)	Quarters Ending 2005 03/31	6/30	9/30	12/31
Interest income	$ 8,663	$ 9,172	$ 9,835	$ 10,238
Interest expense	1,303	1,544	1,788	1,965
Net interest income	7,360	7,628	8,047	8,273
Provision for loan losses	187	193	209	173
Income before income taxes	4,211	4,305	4,375	4,387
Net income	$ 2,802	$ 2,788	$ 2,876	$ 2,884
Basic earnings per common share	$ 0.33	$ 0.33	$ 0.34	$ 0.34
Diluted earnings per common share	$ 0.32	$ 0.32	$ 0.33	0.33

22. Condensed Financial Statements

The condensed financial statements of the Corporation (parent company only) as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31 are as follows:

Condensed Balance Sheets

(dollars in thousands)	2006	2005
Assets:		
Cash	$ 3,416	$ 3,135
Investments in subsidiaries, at equity in net assets	75,470	71,095
Premises and equipment, net	3,270	3,368
Other assets	818	582
Total assets	$ 82,974	$ 78,180
Liabilities and shareholders' equity:		
Other liabilities	$ 592	$ 667
Total liabilities	592	667
Common stock, par value $1, authorized 25,000,000 shares as of December 31, 2006 and 2005, respectively, issued 11,373,182 shares and 11,221,899 shares as of December 31, 2006 and 2005, respectively and outstanding 8,562,209 shares and 8,556,255 shares as of December 31, 2006 and 2005, respectively	11,373	11,222
Paid-in capital in excess of par value	10,598	7,888
Accumulated other comprehensive income, net of deferred income taxes	(4,450)	(643)
Retained earnings	92,105	82,930
Less common stock in treasury, at cost - 2,810,973 shares and 2,665,644 shares as of December 31, 2006 and 2005	(27,244)	(23,884)
Total shareholders' equity	82,382	77,513
Total liabilities and shareholders' equity	$ 82,974	$ 78,180

Condensed Statements of Income

(dollars in thousands)	2006	2005	2004
Dividends from The Bryn Mawr Trust Company	$ 3,948	$ 3,599	$ 3,446
Interest and other income	701	326	236
Total operating income	4,649	3,925	3,682
Expenses	527	503	472
Income before equity in undistributed income of subsidiaries	4,122	3,422	3,210
Equity in undistributed income of subsidiaries	8,653	7,868	6,055
Income before income taxes	12,775	11,290	9,265
Federal income tax (expense) benefit	(59)	60	80
Net income	$12,716	$11,350	$ 9,345

Condensed Statements of Cash Flows

(dollars in thousands)	2006	2005	2004
Operating activities:			
Net Income	$12,716	$11,350	$ 9,345
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(8,653)	(7,868)	(6,055)
Depreciation and amortization	98	99	98
Other, net	(215)	590	(27)
Net cash provided by operating activities	3,946	4,171	3,361
Investing Activities:			
Investment in Subsidiaries	885	2,597	162
Net cash provided by investing activities	885	2,597	162
Financing activities:			
Dividends paid	(3,948)	(3,599)	(3,446)
Repurchase of treasury stock	(3,406)	(1,990)	(2,585)
Proceeds from exercise of stock options	2,804	782	606
Net cash used by financing activities	(4,550)	(4,807)	(5,425)
Change in cash and cash equivalents	281	1,961	(1,902)
Cash and cash equivalents at beginning of year	3,135	1,174	3,076
Cash and cash equivalents at end of year	$ 3,416	$ 3,135	$ 1,174

These statements should be read in conjunction with the Notes to the Consolidated Financial Statements.

23. Segment Information

FAS No. 131 – "Segment Reporting" ("FAS 131") identifies operating segments as components of an enterprise which are evaluated regularly by the Corporation's Chief Executive Officer in deciding how to allocate resources and assess performance. The Corporation has applied the aggregation criterion set forth in FAS 131 to the results of its operations.

The Corporation's Banking segment consists of commercial and retail banking. The Banking segment is evaluated as a single strategic unit which generates revenues from a variety of products and services. The Banking segment generates interest income from its lending (including leases) and investing activities and is dependent on the gathering of lower cost deposits from its branch network or borrowed funds from other sources for funding its loans, resulting in the generation of net interest income. The Banking segment also derives revenues from other sources including service charges on deposit accounts; cash sweep fees, overdraft fees and interchange revenue associated with its Visa Check Card offering.

The Wealth Management segment has responsibility for all fiduciary activities within the Corporation, including investment management, trust administration, brokerage, employee benefit administration, tax services and custodial services. This segment includes revenues and related expenses from an investment management agreement with another community bank.

The Mortgage Banking segment includes the origination of residential mortgage loans and the sale and servicing of such loans to the secondary mortgage market. This segment also includes the Corporation's title insurance and joint mortgage origination activity with a real estate brokerage organization.

The "All Other" segment includes activities and expenses that do not fit into the other three segments including general corporate activities such as shareholder relations costs, NASDAQ fees and the annual meeting of shareholders. This segment also includes revenues and expenses from the Corporation's insurance agency activities and interest income from notes receivable.

The Banking, Wealth Management and Mortgage Banking segments consolidate and roll-up through the Bank.

Segment information for the years ended December 31, 2006, 2005, and 2004 is as follows:

(dollars in thousands)	2006					2005					2004				
	Banking	Wealth Management	Mortgage Banking	All Other	Consolidated	Banking	Wealth Management	Mortgage Banking	All Other	Consolidated	Banking	Wealth Management	Mortgage Banking	All Other	Consolidated
Net interest income	$ 33,108	$ —	$ 111	$ 80	$ 33,299	$ 31,123	$ —	$ 92	$ 93	$ 31,308	$ 26,506	$ —	$ 183	$ 105	$ 26,794
Less loan loss provision	832	—	—	—	832	762	—	—	—	762	900	—	—	—	900
Net interest income after loan loss provision	32,276	—	111	80	32,467	30,361	—	92	93	30,546	25,606	—	183	105	25,894
Other income:															
Fees for investment management and trust services	—	12,422	—	—	12,422	—	11,539	—	—	11,539	—	10,303	—	—	10,303
Service charges *on deposit* accounts	1,540	—	—	—	1,540	1,593	—	—	—	1,593	1,827	—	—	—	1,827
Other fees and service charges	46	—	1,080	—	1,126	50	—	1,253	—	1,351	68	—	1,564	—	1,632
Net gain on sale of loans	—	—	954	—	954	—	—	1,622	—	1,622	34	—	2,886	—	2,920
Net gain on sale of mortgage servicing rights	—	—	—	—	—	—	—	—	—	—	—	—	1,145	—	1,145
Other operating income	1,880	—	208	231	2,319	1,625	3	340	280	2,248	1,524	—	218	259	2,001
Total other income	3,466	12,422	2,242	231	18,361	3,268	11,542	3,215	280	18,305	3,453	10,303	5,813	259	19,828
Other expenses:															
Salaries-regular	9,647	3,782	598	167	14,194	9,006	3,620	624	195	13,445	8,726	3,736	904	200	13,566
Salaries-other	1,067	347	59	87	1,560	1,879	359	157	22	2,417	879	386	170	11	1,446
Fringe benefits	3,285	836	120	46	4,287	3,041	857	129	47	4,075	3,247	834	165	52	4,298
Occupancy	3,827	593	168	(130)	4,458	3,453	641	242	(123)	4,213	3,233	586	249	(122)	3,946
Other operating expenses	5,517	1,064	630	(287)	6,924	5,093	1,082	1,105	144	7,423	5,288	1,098	1,679	304	8,369
Total other expenses	23,343	6,622	1,575	(117)	31,423	22,472	6,559	2,257	285	31,573	21,373	6,640	3,167	445	31,625
Segment profit (loss)	12,399	5,800	778	428	19,405	11,157	4,983	1,050	88	17,278	7,686	3,663	2,829	(81)	14,097
Intersegment (revenues) expenses	606	181	10	(797)	—	201	181	—	(382)	—	166	181	—	(347)	—
Pre-tax segment profit after eliminations	$ 13,005	$ 5,981	$ 788	$ (369)	$ 19,405	$ 11,358	$ 5,164	$ 1,050	$ (294)	$ 17,278	$ 7,852	$ 3,844	$ 2,829	$ (428)	$ 14,097
% of segment (loss) pre-tax profit (loss) after eliminations	67.0%	30.8%	4.1%	(1.9%)	100%	65.7%	29.9%	6.1%	(1.7)%	100.0%	55.7%	27.3%	20.1%	(3.1)%	100.0%

Other Segment Data

(dollars in thousands)	2006	2005	2004
Wealth Management Segment:			
Wealth Assets Under Management and Administration	**$2,514,824**	$2,247,630	$1,938,186
Mortgage Banking Segment:			
Mortgage Loans Serviced for Others	**$ 382,141**	$ 417,649	$ 507,421
Mortgage Servicing Rights	**$ 2,883**	$ 2,982	$ 3,172

Banking Segment: Substantially all of the assets of the Corporation and its' subsidiaries are related to the Banking Segment and are reflected on the Consolidated Balance Sheet in these financial statements.

24. Subsequent Event – Sale of Wynnewood Branch

In January, 2007 the Corporation sold the property that previously served as the Wynnewood branch location to an independent third party for $1.850 million. The book value of the property was $443 thousand. All customer accounts and related activities were simultaneous transferred to the new Ardmore branch location which opened for business in January, 2007. The gain will be recognized in the first quarter of 2007.

PRICE RANGE OF SHARES

2006 HIGH-LOW QUOTATIONS	HIGH BID	LOW BID	DIVIDEND DECLARED
First quarter	$22.05	$20.75	$0.11
Second quarter	$25.26	$20.85	$0.11
Third quarter	$22.55	$21.60	$0.12
Fourth quarter	$24.37	$21.75	$0.12

2005 HIGH-LOW QUOTATIONS	HIGH BID	LOW BID	DIVIDEND DECLARED
First quarter	$22.86	$20.00	$0.10
Second quarter	$21.18	$17.98	$0.10
Third quarter	$22.06	$19.05	$0.11
Fourth quarter	$22.00	$20.75	$0.11

The approximate number of holders of record of common stock as of December 31, 2006 was 321.

The shares are traded on the NASDAQ Global Market System under the symbol BMTC.

The price information was obtained from NASDAQ, IDC.

COMPARISON OF CUMULATIVE TOTAL RETURN OF ONE OR MORE COMPANIES, PEER GROUPS, INDUSTRY INDEXES AND/OR BROAD MARKET



Bryn Mawr Bank
NASDAQ Market Index
Regional - Northeast Banks
$200
$100
$0
2001
2002
2003
2004
2005
2006

Assumes $100 invested on January 1, 2001.

Assumes dividend reinvested through fiscal year ending December 29, 2006.

BRYN MAWR BANK CORPORATION
801 LANCASTER AVENUE
BRYN MAWR, PENNSYLVANIA 19010



Design: Creative Strategy Group, csg-design.com

BRYN MAWR BANK CORPORATION
801 LANCASTER AVENUE
BRYN MAWR, PENNSYLVANIA 19010

END